SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PROPOSAL FOR AMENDMENT OF THE BYLAWS

COMPANHIA PARANAENSE DE ENERGIA - COPEL

The Government of the State of Paraná published, in January 2015, the State Decree no. 34/2015 (revoked by Decree no. 6.262/2017) and State Law no. 18.875/2016, which established the Control Council for State-Owned Companies of the State of Paraná - CCEE, directly subordinated to the State Finance Secretary, with the duty of advising the Governor in the creation, sale, merge, spin-off, liquidation and extinction of companies directly or indirectly controlled by the State.

On September 21, 2015, CCEE published the Normative Deliberation no. 001/2015, which provides for general rules to be observed by companies in which the State of Paraná is a controlling shareholder in matters related to the Executive Board, Board of Directors, Fiscal Council, among others. In addition, CCEE sent the companies a "model" of corporate bylaws, recommending the adequacy to it. Copel (Holding), its wholly-owned subsidiaries and controlled companies are among the ones included in this resolution.

In view of the scenario that was unfolding in the electricity sector, within the state government and the legislative field, regarding integrity, compliance and good governance practices, Copel (Holding), in September 2015, established a working group with the goal of promoting studies and assessments aiming at adapting to the new laws, as well as verifying possible synergy gains, cost reduction, among other improvements.

While Copel (Holding) carried out these studies, on April 15, 2016, CCEE revoked Normative Deliberation no. 001/2015 with the publication of Normative Deliberation no. 001/2016 (revoked by Normative Deliberation no. 001/2018) on the regulation of certain topics that should be present in the bylaws of companies controlled by the State of Paraná.

Thus, in addition to the legislative changes at the federal and state levels, changes in the governance programs of state companies, changes in the organizational structure and reorganization of corporate duties of Copel (Holding), in order to improve its performance in the market, Copel (Holding) was obliged to carry out an evaluation of the impacts and effects of these changes for a reformulation of its bylaws.

While this evaluation was carried out, on June 30, 2016, Federal Law no. 13,303, publicly known as the State-Owned Company Responsibility Law, was promulgated, which established new standards of governance, control and transparency for companies under state control, resulting in a new challenge for the Company's technical team to organize its activities.

The scenario described above, together with the expansion and diversification of Copel (Holding) and its wholly-owned subsidiaries' businesses, the increase in control by oversight and regulatory bodies, the need to improve corporate governance best practices to safeguard the interests of the shareholders, justified the need for Copel (Holding) to propose new statutory changes.

Copel (Holding) also considered the rules defined by the Brazilian Securities and Exchange Commission - CVM in the preparation of the proposal for the adequacy of the bylaws, as of the publication of CVM Instruction no. 586/2017. The main change brought by CVM Instruction no. 586 is related to the incorporation in CVM Instruction no. 480/2009 of the companies' duty to disclose information on the application of the governance practices set forth in the Brazilian Corporate Governance Code. The rule applies to issuers registered in category A, whose shares or share certificates are admitted to trading on stock exchanges.

Accordingly, in order to adapt Copel's bylaws to the objectives set forth in Federal Law no. 13,303/2016, CVM Instruction no. 586/2017, B3's State-Owned Enterprises Governance Program and other necessary adjustments, and based on the model of bylaws proposed by CCEE and good corporate governance practices, Copel proposed a version of its bylaws comprising the changes that seek to broaden transparency and compliance, strengthening the Company's corporate governance.

Página 1 de 3

Considering that there is a need for adjustments in the text by the parties, in order to improve their content, and also in view of the short deadline for submitting the material to CVM, in order to convene the General Meeting, in accordance with the Law and our Bylaws, this amendment proposal was drawn up only with minimum adjustments to the State Law, in accordance with Annex Ia and the comparative table with the appropriate justifications (Annex Ib). However, the proposal presented herein may be supplemented to include other improvements and resubmitted to CVM within the legal deadlines established for an Extraordinary Shareholders' Meeting.

Página 2 de 3

PROPOSAL FOR SUBSTITUTION OF MEMBER IN THE COMPANY’S BOARD OF DIRECTORS

Copel’s Board of Directors is a decision-making body, composed of 9 (nine) members, Brazilian, shareholders, residing in the country and elected by the General Assembly, pursuant to the Brazilian Corporation Law (Law no. 6,404/1976).

The Board of Directos has as its main duty the laying down of the overall strategy for the Company business.

In accordance with Law no. 6,404/1976 (Brazilian Corporation Law), in order to take office, all Board members shall sign a clearance certificate declaring that they are not impeded by any crimes provided for by law from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, set forth by CVM Rule no. 358/2002, through which they undertake to comply with the rules therein.

Additionally, the members of the Board of Directors, in order to take office, shall sign a Management Consent Form as referred in the Corporate Governance Practices of Level 1 Regulation ("Level 1 Regulation") of B3 S.A. - Brasil, Bolsa, Balcão, and in compliance with article 25 of the Company’s Bylaws.

Voting right

Copel’s Board of Directors is currently composed of 9 (nine) members and the board vacancies are filled as follows:

a)     five are appointed by the State of Paraná, the Company’s main shareholder (only holders of common shares have voting rights);

b)     two are appointed by BNDES Participações S.A. - BNDESPAR, as established in the Shareholders’ Agreement signed with the State of Paraná (only holders of common shares have voting rights);

c)     one is appointed by the Company’s employees as established in State Law no. 8,096/1985, regulated by the Decree no. 6,343/1985 and by the State Law no. 8,681/1987 (only holders of common shares have voting rights); and

d)     one is appointed by the minority of shareholders in compliance with article 239 of Law no. 6,404/1976 (Brazilian Corporation Law), being the election held separately (the controlling shareholders are not entitled to vote). Only holders of common and preferred shares have voting rights. The candidate elected is the one that obtains the highest representation percentage of the Company’s capital stock, with no minimum limit.

Nomination

Thus, considering the recent substitution of the Company’s Chief Executive Office, which is a statutory member of the Board of Directors, the Company presents for consideration and vote of Shareholders, to fill the vacant position of the Board of Directors, to complete the 2017-2019 term of office:

•      JONEL NAZARENO IURK - to fill the vacant position due to substitution of the member Antonio Sergio de Souza Guetter, according to OF CEE/G 108/18, of April 16, 2018.

Página 3 de 3

MANUAL FOR PARTICIPATION

IN GENERAL MEETINGS

197th Extraordinary General Meeting

June 28, 2018

	TABLE OF CONTENTS

I.	Message from the Chairman of the Board of Directors	3

II. Guidance for Participation in the General Shareholders’ Meeting		4
	Attending Shareholder	4
	Shareholder Represented by Proxy	4
	Holders of ADRs	4

III. Call Notice		5

IV.Information on the matters to be examined and discussed at the 197th Extraordinary
	General Meeting	6
	Analysis, discussion and voting on the proposal for alteration of the Company’s Bylaws	6
	Analysis, discussion and voting on the proposal for substitution of member in the Company’s Board of Directors	7

Annexes (Only in Portuguese)

I a.   THE COMPANY’S BYLAWS HIGHLIGHTING THE ALTERATION PROPOSALS, IN COMPLIANCE WITH ARTICLE 11 OF CVM RULE NO. 481/09

I b.   THE COMPANY’S BYLAWS ALTERATION PROPOSALS WITH DESCRIPTION OF THE CURRENT ARTICLES AND THE NEW PROPOSED ARTICLES AND THE DUE JUSTIFICATIONS FOR THE ALTERATIONS, IN COMPLIANCE WITH ARTICLE 11 OF CVM RULE NO. 481/09

II.     ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

2/9

I.       Message from the Chairman of the Board of Directors

Dear Shareholder:

It is with immense pleasure that I present to you this Manual for Participation in the General Shareholders’ Meeting of the Companhia Paranaense de Energia - Copel, with general guidance for an effective participation and exercise of the vote.

This manual has been prepared based on Copel's Corporate Governance policy, which is founded on transparency and equity.

The manual aims to present, in a clear and brief way, the information related to the Company’s General Shareholders’ Meeting, seeking thereby to contribute for the understanding of the proposals for resolution and to encourage the participation of shareholders in the events of the annual corporate agenda of the Company.

Copel’s 197th Extraordinary General Meeting was called for June 28, 2018, at 9:30 a.m., at the Company’s headquarters located at Rua Coronel Dulcídio nº 800, in the city of Curitiba.

The matters to be presented in the Extraordinary General Meeting for the resolution of the shareholders are described in the Call Notice and in this manual as well as the types of shares granting the right to vote on the item of the agenda. Given the current number of Company shareholders, this manual seeks to encourage and enable participation in the General Meeting.

Your participation is very important, considering that issues relevant to the Company and its shareholders are dealt with in the General Shareholders’ Meetings.

Yours sincerely,

Mauricio Schulman

Chairman of the Board of Directors

3/9

II.       Guidance for Participation in the General Shareholders’ Meeting

Copel’s shareholders may take part in the General Meeting by attending the meeting at the Company’s headquarters and voting or by appointing a proxy with powers to represent him/her, as described below.

Attending Shareholder

The shareholder wishing to take part in the Extraordinary General Meeting shall arrive a few minutes before the time indicated in the Call Notice and bear the following documents:

•      Identity card (RG), Alien’s Identity Card (RNE), Brazilian Driver’s License (CNH) or an accreditation card issued by an official professional organization; and

•      Proof as Company shareholder issued by a depositary financial institution or a custodian agent or through the shareholding position issued by Copel.

Shareholder Represented by Proxy

The shareholder who is not able to attend the meeting and wishes to take part in the Extraordinary General Meeting may appoint a proxy with powers to represent him/her.

Pursuant to Article 126, paragraph 1, of the Brazilian Corporation Law no. 6,404/1976, the proxy shall be a shareholder, lawyer or manager of the Company or of a financial institution/investment fund. The proxy shall have been appointed not more than one year before the date of the Annual General Meeting.

The documents required are the following:

•      Power of attorney with special powers for representation at Copel’s General Meeting, bearing a notarized signature of the grantee (shareholder);

•      Bylaws or Article of Incorporation and the instrument of election/appointment of the managers in the event of the grantee being a legal entity; and

•      Proof of ownership of the shares issued by the Company, conferred by the depositary financial institution and/or custodian.

Note: the documents mentioned above shall be forwarded to Copel’s headquarters, Diretoria de Finanças e de Relações com Investidores, Departamento de Acionistas e Custódia, at Rua Coronel Dulcídio nº 800 - 3º andar, preferably 48 hours prior to the Meeting.

Holders of ADRs

The financial depositary institution of American Depositary Receipts (ADRs) in the United States, The Bank of New York Mellon, will send the powers of attorney to the holders of ADRs, so that they exercise their voting right at the Extraordinary General Meeting.

The participation shall take place through Banco Itaú, representative of The Bank of New York Mellon in Brazil.

Should there be any doubt concerning the Extraordinary General Meeting procedures and deadlines, please contact the Shareholders and Custody Department (Departamento de Acionistas e Custódia) at the telephone number (55 41) 3331-4269 or through the e-mail address acionistas@copel.com.

4/9

III.       Call Notice

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The Shareholders of Companhia Paranaense de Energia - Copel are invited to attend the Extraordinary General Meeting to be held on June 28, 2018, at 9:30 a.m. at the Company’s head office located at Rua Coronel Dulcídio nº 800, Curitiba, to decide on the following agenda:

EXTRAORDINARY GENERAL MEETING

1.   Analysis, discussion and voting on the proposal for alteration of the Company’s Bylaws; and

2.   Analysis, discussion and voting on the proposal for substitution of members in the Company’s Board of Directors.

Notes: a) Documents referring to the matters to be discussed at the Extraordinary General Meeting, in addition to the Manual for Attendance in Meetings, are available for shareholders’ consultation at the Company’s headquarters as well as on its website (ri.copel.com); b) The Company’s shareholders shall take part in the Extraordinary General Meeting by attending it and casting his/her vote on the meeting’s agenda items or by appointing a proxy with powers to represent him/her; and c) Powers-of-attorney for the Extraordinary General Meeting shall be filed at the Company’s head office, at the Chief Financial and Investor Relations Office, at the Shareholders and Custody Department of the Chief Financial and Investors’ Relations Office, at Rua Coronel Dulcídio nº 800 - 3º andar, Curitiba, at least forty-eight hours prior to the meeting.

Curitiba, May 29, 2018

Mauricio Schulman

Chairman of the Board of Directors

Publication

This Call Notice will be published, pursuant to the Brazilian Corporation Law, in the Official Gazette of the State of Paraná and in the newspaper Folha de Londrina as from May 30, 2018, being also available on the Company’s website (ir.copel.com) and on the proper websites both of Comissão de Valores Mobiliários - CVM and B3 S.A. - Brasil, Bolsa, Balcão.

5/9

IV.       Information on the matters to be examined and discussed at the 197th Extraordinary General Meeting

Below the Company’s Management presents some clarifications related to the items for resolution at the Extraordinary General Meeting for the exercise of a conscious vote:

è Analysis, discussion and voting on the proposal for alteration of the Company’s Bylaws.

Clarifications

The Government of the State of Paraná published, in January 2015, the State Decree no. 34/2015 (revoked by Decree no. 6.262/2017) and State Law no. 18.875/2016, which established the Control Council for State-Owned Companies of the State of Paraná - CCEE, directly subordinated to the State Finance Secretary, with the duty of advising the Governor in the creation, sale, merge, spin-off, liquidation and extinction of companies directly or indirectly controlled by the State.

On September 21, 2015, CCEE published the Normative Deliberation no. 001/2015, which provides for general rules to be observed by companies in which the State of Paraná is a controlling shareholder in matters related to the Executive Board, Board of Directors, Fiscal Council, among others. In addition, CCEE sent the companies a "model" of corporate bylaws, recommending the adequacy to it. Copel (Holding), its wholly-owned subsidiaries and controlled companies are among the ones included in this resolution.

In view of the scenario that was unfolding in the electricity sector, within the state government and the legislative field, regarding integrity, compliance and good governance practices, Copel (Holding), in September 2015, established a working group with the goal of promoting studies and assessments aiming at adapting to the new laws, as well as verifying possible synergy gains, cost reduction, among other improvements.

While Copel (Holding) carried out these studies, on April 15, 2016, CCEE revoked Normative Deliberation no. 001/2015 with the publication of Normative Deliberation no. 001/2016 (revoked by Normative Deliberation no. 001/2018) on the regulation of certain topics that should be present in the bylaws of companies controlled by the State of Paraná.

Thus, in addition to the legislative changes at the federal and state levels, changes in the governance programs of state companies, changes in the organizational structure and reorganization of corporate duties of Copel (Holding), in order to improve its performance in the market, Copel (Holding) was obliged to carry out an evaluation of the impacts and effects of these changes for a reformulation of its bylaws.

While this evaluation was carried out, on June 30, 2016, Federal Law no. 13,303, publicly known as the State-Owned Company Responsibility Law, was promulgated, which established new standards of governance, control and transparency for companies under state control, resulting in a new challenge for the Company's technical team to organize its activities.

The scenario described above, together with the expansion and diversification of Copel (Holding) and its wholly-owned subsidiaries' businesses, the increase in control by oversight and regulatory bodies, the need to improve corporate governance best practices to safeguard the interests of the shareholders, justified the need for Copel (Holding) to propose new statutory changes.

Copel (Holding) also considered the rules defined by the Brazilian Securities and Exchange Commission - CVM in the preparation of the proposal for the adequacy of the bylaws, as of the publication of CVM Instruction no. 586/2017. The main change brought

6/9

by CVM Instruction no. 586 is related to the incorporation in CVM Instruction no. 480/2009 of the companies' duty to disclose information on the application of the governance practices set forth in the Brazilian Corporate Governance Code. The rule applies to issuers registered in category A, whose shares or share certificates are admitted to trading on stock exchanges.

Accordingly, in order to adapt Copel's bylaws to the objectives set forth in Federal Law no. 13,303/2016, CVM Instruction no. 586/2017, B3's State-Owned Enterprises Governance Program and other necessary adjustments, and based on the model of bylaws proposed by CCEE and good corporate governance practices, Copel proposed a version of its bylaws comprising the changes that seek to broaden transparency and compliance, strengthening the Company's corporate governance.

Considering that there is a need for adjustments in the text by the parties, in order to improve their content, and also in view of the short deadline for submitting the material to CVM, in order to convene the General Meeting, in accordance with the Law and our Bylaws, this amendment proposal was drawn up only with minimum adjustments to the State Law, in accordance with Annex I a and the comparative table with the appropriate justifications (Annex I b). However, the proposal presented herein may be supplemented to include other improvements and resubmitted to CVM within the legal deadlines established for an Extraordinary Shareholders' Meeting.

Enclosure I a.       THE COMPANY’S BYLAWS HIGHLIGHTING THE ALTERATION PROPOSALS, IN COMPLIANCE WITH ARTICLE 11 OF CVM RULE NO. 481/09

                   I b.       THE COMPANY’S BYLAWS ALTERATION PROPOSALS WITH DESCRIPTION OF THE CURRENT ARTICLES AND THE NEW PROPOSED ARTICLES AND THE DUE JUSTIFICATIONS FOR THE ALTERATIONS, IN COMPLIANCE WITH ARTICLE 11 OF CVM RULE NO. 481/09

Approvals

This matter was analyzed by the Company’s Board of Directors in its 172nd  Extraordinary Meeting, held on May 29, 2018.

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

7/9

è Analysis, discussion and voting on the proposal for substitution of member in the Company’s Board of Directors

Clarifications

Copel’s Board of Directors is a decision-making body, composed of 9 (nine) members, Brazilian, shareholders, residing in the country and elected by the General Assembly, pursuant to the Brazilian Corporation Law (Law no. 6,404/1976).

The Board of Directos has as its main duty the laying down of the overall strategy for the Company business.

In accordance with Law no. 6,404/1976 (Brazilian Corporation Law), in order to take office, all Board members shall sign a clearance certificate declaring that they are not impeded by any crimes provided for by law from performing business activities, and they shall also execute the Investiture Instrument and the Instruments of Adhesion to the Policies for Disclosure of Material Information and Maintenance of Confidentiality and for Trading of Securities issued by Copel itself, set forth by CVM Rule no. 358/2002, through which they undertake to comply with the rules therein.

Additionally, the members of the Board of Directors, in order to take office, shall sign a Management Consent Form as referred in the Corporate Governance Practices of Level 1 Regulation ("Level 1 Regulation") of B3 S.A. - Brasil, Bolsa, Balcão, and in compliance with article 25 of the Company’s Bylaws.

Voting right

Copel’s Board of Directors is currently composed of 9 (nine) members and the board vacancies are filled as follows:

a)     five are appointed by the State of Paraná, the Company’s main shareholder (only holders of common shares have voting rights);

b)     two are appointed by BNDES Participações S.A. - BNDESPAR, as established in the Shareholders’ Agreement signed with the State of Paraná (only holders of common shares have voting rights);

c)     one is appointed by the Company’s employees as established in State Law no. 8,096/1985, regulated by the Decree no. 6,343/1985 and by the State Law no. 8,681/1987 (only holders of common shares have voting rights); and

d)     one is appointed by the minority of shareholders in compliance with article 239 of Law no. 6,404/1976 (Brazilian Corporation Law), being the election held separately (the controlling shareholders are not entitled to vote). Only holders of common and preferred shares have voting rights. The candidate elected is the one that obtains the highest representation percentage of the Company’s capital stock, with no minimum limit.

Nomination

Thus, considering the recent substitution of the Company’s Chief Executive Office, which is a statutory member of the Board of Directors, the Company presents for consideration and vote of Shareholders, to fill the vacant position of the Board of Directors, to complete the 2017-2019 term of office:

•      JONEL NAZARENO IURK - to fill the vacant position due to substitution of the member Antonio Sergio de Souza Guetter, according to OF CEE/G 108/18, of April 16, 2018.

8/9

Enclosure II.         ITEMS 12.5 TO 12.10 OF THE REFERENCE FORM

Voting right

In this item of the agenda, only holders of common shares are entitled to vote.

9/9

COPEL
Companhia Paranaense de Energia
PARANÁ

Anexo I a

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

COMPANHIA PARANAENSE DE ENERGIA

ESTATUTO SOCIAL

Aprovado e consolidado pela 195ª Assembleia Geral Extraordinária de Acionistas, de 07.06.2017, e atualizado pela xxxª Assembleia Geral Extraordinária de Acionistas, de xx.xx.2018

CNPJ: 76.483.817/0001-20

Inscr. Est.: 10.146.326-50

NIRE: 41300036535

Registro CVM: 1431-1

Registro SEC ON: 20441B308

Registro SEC PNB: 20441B407

Registro LATIBEX PNB: 29922

Rua Coronel Dulcídio, 800

Curitiba - Paraná - Brasil

CEP: 80420-170

e-mail: copel@copel.com

Web site: http://www.copel.com

Fone: (41) 3310-5050

Fax: (41) 3331-4145

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

SUMÁRIO

CAPÍTULO I DA DENOMINAÇÃO, SEDE, FINS E DURAÇÃO 03
CAPÍTULO II DO CAPITAL E DAS AÇÕES.. 03
CAPÍTULO III DA ADMINISTRAÇÃO.. 05
Seção I 05
Seção II DO CONSELHO DE ADMINISTRAÇÃO 05
Seção III DA DIRETORIA 07
Seção IV DAS NORMAS COMUNS AOS MEMBROS DO CONSELHO DE ADMINISTRAÇÃO E AOS MEMBROS DA DIRETORIA.................. 10
Seção V - DO COMITÊ DE AUDITORIA ESTATUTÁRIO 10
CAPÍTULO IV DO CONSELHO FISCAL 11
CAPÍTULO V DA ASSEMBLEIA GERAL 11
Seção I - DO COMITÊ DE INDICAÇÃO E AVALIAÇÃO........................ 11
CAPÍTULO VI DO EXERCÍCIO SOCIAL 12
CAPÍTULO VII DISPOSIÇÕES GERAIS E TRANSITÓRIAS.. 12

ANEXOS:

I. ALTERAÇÕES ESTATUTÁRIAS
II. EVOLUÇÃO DO CAPITAL
III. LEGISLAÇÃO

CONVENÇÕES:
AG: ASSEMBLEIA GERAL
AGE: ASSEMBLEIA GERAL EXTRAORDINÁRIA
JUCEPAR: JUNTA COMERCIAL DO ESTADO DO PARANÁ
DOE PR: DIÁRIO OFICIAL DO ESTADO DO PARANÁ
DOU: DIÁRIO OFICIAL DA UNIÃO

Observação: O texto original arquivado na Jucepar, sob o nº 17.340 (atual 41300036535), em 16.06.1955, e publicado no DOE PR de 25.06.1955.

2

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

CAPÍTULO I - DA DENOMINAÇÃO, SEDE, FINS E DURAÇÃO

Art. 1º A Companhia Paranaense de Energia, abreviadamente "Copel", é uma sociedade de economia mista por ações, de capital aberto, destinada a:

I. pesquisar e estudar, dos pontos de vista técnico e econômico, quaisquer fontes de energia provendo soluções para o desenvolvimento com sustentabilidade;

II. pesquisar, estudar, planejar, construir e explorar a produção, a transformação, o transporte, o armazenamento, a distribuição e o comércio de energia, em qualquer de suas formas, principalmente a elétrica, de combustíveis e de matérias-primas energéticas;

III. estudar, planejar, projetar, construir e operar barragens e seus reservatórios, bem como outros empreendimentos, visando ao aproveitamento múltiplo das águas;

IV. prestar serviços de informações e assistência técnica, quanto ao uso racional da energia, a iniciativas empresariais que visem à implantação e desenvolvimento de atividades econômicas de interesse para o desenvolvimento do Estado; e

V. desenvolver atividades na área de transmissão de informações eletrônicas, comunicações e controles eletrônicos, de telefonia celular, e outras atividades de interesse para a Copel e para o Estado do Paraná, ficando autorizada para estes fins e para os previstos ~~nas~~ nos ~~alíneas~~ incisos “~~b~~II” e “~~c~~III”, a participar, majoritária ou minoritariamente, de consórcios ou companhias com empresas privadas.

§ 1º A Companhia reger-se-á pelo presente Estatuto Social e pela legislação aplicável;

§ 2º Para execução das atividades referidas neste artigo e das demais atividades necessárias à consecução dos fins sociais, a Companhia poderá participar de outras sociedades, observada a legislação aplicável; e

§ 3º com a admissão da Companhia no segmento especial de listagem da BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”), denominado Nível 1 de Governança Corporativa, sujeitam-se a Companhia, seus acionistas, Administradores e membros do Conselho Fiscal, às disposições do Regulamento de Listagem do Nível 1 (“Regulamento do Nível 1”).

Art. 2º A Companhia tem sede e foro na cidade de Curitiba, à Rua Coronel Dulcídio nº 800, podendo, entretanto, a critério da Diretoria, criar ou extinguir filiais, agências ou escritórios, nesta mesma cidade ou em qualquer outra parte do território nacional ou estrangeiro.

Art. 3º É indeterminado o prazo de duração da Companhia.

CAPÍTULO II - DO CAPITAL E DAS AÇÕES

Art. 4º O capital social integralizado é de R$7.910.000.000,00 (sete bilhões, novecentos e dez milhões de reais), representado por 273.655.375 (duzentos e setenta e três milhões, seiscentos e cinquenta e cinco mil e trezentas e setenta e cinco) ações, sem valor nominal, sendo 145.031.080 (cento e quarenta e cinco milhões, trinta e um mil e oitenta) ações ordinárias e 128.624.295 (cento e vinte e oito milhões, seiscentos e vinte e quatro mil, duzentas e noventa e cinco) ações preferenciais e, destas, 328.627 (trezentos e vinte e oito mil, seiscentas e vinte e sete) são ações classe “A” e 128.295.668 (cento e vinte e oito milhões, duzentos e noventa e cinco mil e seiscentas e sessenta e oito) são ações classe “B”.

3

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

§1º O capital social poderá ser aumentado, mediante deliberação do Conselho de Administração e independentemente de reforma estatutária, até o limite de 500.000.000 (quinhentos milhões) de ações.

§ 2º Os aumentos de capital poderão ser efetuados com a emissão de ações preferenciais classe "B", sem guardar proporção com as classes existentes ou com as ações ordinárias, respeitando o limite estabelecido no parágrafo 2º do artigo 15 da Lei nº 6.404/76.

§ 3º As emissões de ações, bônus de subscrição, debêntures ou outros títulos mobiliários, até o limite do capital autorizado, poderão ser aprovadas com exclusão do direito de preferência, nos termos do artigo 172 da Lei nº 6.404/76.

§ 4º As debêntures poderão ser simples ou conversíveis em ações nos termos do artigo 57 da Lei nº 6.404/76.

Art. 5º As ações serão nominativas.

Art. 6º As ações preferenciais não terão direito a voto e serão de classes "A" e "B".

§ 1º As ações preferenciais classe "A" terão prioridade na distribuição de dividendos mínimos de 10% (dez por cento) ao ano, a ser entre elas rateados igualmente, calculados com base no capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo.

§ 2º As ações preferenciais classe "B" terão prioridade na distribuição de dividendos mínimos, a serem entre elas rateados igualmente, correspondentes à parcela do valor equivalente a, no mínimo, 25% (vinte e cinco por cento) do lucro líquido, ajustado de acordo com o artigo 202 e seus parágrafos da Lei nº 6.404/76, calculada proporcionalmente ao capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo.

§ 3º Os dividendos assegurados pelo parágrafo anterior às ações preferenciais classe "B" serão prioritários apenas em relação às ações ordinárias e somente serão pagos à conta dos lucros remanescentes depois de pagos os dividendos prioritários das ações preferenciais classe "A".

§ 4º O dividendo a ser pago por ação preferencial, independente de classe, será, no mínimo, 10% (dez por cento) superior ao que for atribuído a cada ação ordinária, conforme o disposto no inciso II do parágrafo 1º do artigo 17 da Lei nº 6.404/76, com a redação determinada pela Lei nº 10.303, de 31.10.2001.

§ 5º As ações preferenciais adquirirão o direito de voto se, pelo prazo de 3 (três) exercícios consecutivos, não lhes forem pagos os dividendos mínimos a que fazem jus na forma dos parágrafos 1º, 2º e 3º deste artigo, observado o disposto em seu parágrafo 4º.

Art. 7º A Companhia poderá emitir títulos múltiplos de ações e cautelas que provisoriamente os representem. É facultada ao acionista a substituição de títulos simples de suas ações por títulos múltiplos, bem como converter, a todo tempo, estes naqueles, correndo por conta do interessado as despesas de conversão.

§ 1º As ações preferenciais classe "A" poderão ser convertidas em ações preferenciais classe "B", vedada a conversão destas ações naquelas e a conversão de quaisquer ações preferenciais em ações ordinárias e vice-versa.

§ 2º Fica a Companhia autorizada a, mediante deliberação do Conselho de Administração, implantar o sistema de ações escriturais, a serem mantidas em contas de depósito, em instituição financeira autorizada.

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§ 3º A Companhia poderá, mediante autorização do Conselho de Administração, adquirir suas próprias ações, observadas as normas estabelecidas pela Comissão de Valores Mobiliários.

Art. 8º Nas Assembleias Gerais, cada ação ordinária dará direito a um voto.

CAPÍTULO III - DA ADMINISTRAÇÃO

SEÇÃO I

Art. 9º A Companhia será administrada pelo Conselho de Administração e pela Diretoria.

Art. 10 A representação da Companhia é privativa da Diretoria.

SEÇÃO II - DO CONSELHO DE ADMINISTRAÇÃO

Art. 11 O Conselho de Administração será composto ~~de~~ por ~~07 (sete) ou~~ 09 (nove) membros, eleitos e destituíveis pela Assembleia Geral, podendo dele fazer parte o Diretor Presidente da Companhia.

§ 1º Integrará obrigatoriamente o Conselho de Administração um empregado da Companhia, escolhido e indicado pelos demais na forma da legislação estadual pertinente.

§ 2º Os membros do Conselho de Administração terão mandato unificado de 02 (dois) anos, sendo permitidas, no máximo, 03 (três) reconduções consecutivas~~podendo ser reeleitos~~.

§ 3º É assegurado aos acionistas minoritários o direito de eleger 1 (um) conselheiro, se maior número não lhes couber pelo processo de voto múltiplo previsto na legislação vigente.

§ 4º O Conselho de Administração deve ser composto, no mínimo, por 30% (trinta por cento) de conselheiros independentes.

Art. 12 O Presidente do Conselho de Administração será indicado pelo acionista controlador, sendo substituído, em suas ausências e impedimentos, pelo Conselheiro escolhido por seus pares.

Art. 13 No caso de renúncia, ou vaga, no Conselho de Administração, os membros remanescentes designarão um substituto até que se realize a Assembleia Geral para preencher a vaga.

Art. 14 O Conselho de Administração reunir-se-á ordinariamente de três em três meses e extraordinariamente sempre que necessário, obedecida a convocação por seu Presidente, por carta, telegrama, fax ou e-mail, com antecedência mínima de 72 horas, funcionando com a presença de maioria simples de seus membros.

Art. 15 Compete ao Conselho de Administração:

I. fixar a orientação geral dos negócios da Companhia;

II. eleger, destituir, aceitar renúncia, substituir Diretores da Companhia e fixar-lhes as atribuições, na forma do presente Estatuto Social;

III. fiscalizar a gestão dos Diretores, examinar livros, documentos e atos obrigacionais da Companhia, como facultado em Lei;

IV. convocar, por seu Presidente ou Secretário Executivo, a Assembleia Geral;

V. dirigir, aprovar e revisar o plano anual dos trabalhos de auditoria interna, dos processos de negócio e da gestão da Companhia;

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VI. manifestar-se sobre o relatório da administração e as contas da Diretoria;

VII. autorizar o lançamento e aprovar a subscrição de novas ações, na forma do § 2º do artigo 4º deste Estatuto Social, fixando todas as condições de emissão;

VIII. estabelecer critérios para a alienação e/ou cessão em comodato de bens do ativo permanente, a constituição de ônus reais e a prestação de garantias, quando o valor da operação ultrapassar a 2% (dois por cento) do patrimônio líquido e receber relatório da Diretoria sempre que o valor acumulado dessas operações atingir 5% (cinco por cento), na forma do artigo 20, inciso IX, deste Estatuto Social;

IX. escolher e destituir auditores independentes;

X. decidir sobre outros casos que lhe forem submetidos pela Diretoria ou determinados pela Assembleia Geral;

XI. estabelecer critérios para a participação da Companhia em outras sociedades, recomendando a aprovação dessa participação pela Assembleia de acionistas quando for o caso, bem como fiscalizar as atividades pertinentes a tais participações;

XII. deliberar sobre a organização das sociedades das quais a Companhia participe;

XIII. deliberar sobre a cessação da participação da Companhia em outras sociedades;

XIV. assegurar a observância dos regulamentos vigentes expedidos pela Agência Nacional de Energia Elétrica - Aneel, pela via de atos normativos, bem como por meio das cláusulas regulamentares constantes no contrato de concessão de que for signatária a Copel Distribuição S.A., assegurando a aplicação integral nas datas base dos valores tarifários estabelecidos pelo poder concedente;

XV. organizar os serviços de secretaria necessários ao apoio de suas atividades, que também colaborarão com a atuação do Conselho Fiscal, a critério deste, e por seu Presidente, designar e requisitar empregados da Companhia para exercê-los;

XVI. aprovar a contratação de seguro de responsabilidade civil em favor dos membros dos órgãos estatutários, empregados prepostos e mandatários da Companhia;

XVII. aprovar o Relatório de Sustentabilidade da Companhia;

XVIII. aprovar o regulamento de licitações da Companhia e suas alterações;

XIX. aprovar a política de transações com partes relacionadas, a política de divulgação de informações relevantes, a política de distribuição de dividendos, a política de governança corporativa, a política de integridade, a política de gestão de pessoas e suas alterações;

XX. estabelecer política de porta-vozes visando a eliminar risco de contradição entre informações de diversas áreas e as dos executivos da Companhia;

XXI. aprovar e subscrever Carta Anual de Políticas Públicas divulgando-a ao público juntamente com a Carta Anual de Governança Corporativa, na forma da lei;

XXII. discutir, aprovar e monitorar decisões envolvendo práticas de governança corporativa, relacionamento com partes interessadas, política de gestão de pessoas e código de conduta dos agentes;

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XXIII. implementar e supervisionar os sistemas de gestão de riscos e de controle interno estabelecidos para a prevenção e mitigação dos principais riscos a que está exposta a Companhia, inclusive os riscos relacionados à integridade das informações contábeis e financeiras e os relacionados à ocorrência de corrupção e fraude;

XXIV. avaliar anualmente o desempenho de cada membro do Conselho de Administração, da Diretoria, do Diretor Presidente, do Conselho de Administração e da Diretoria como Órgãos Colegiados, dos membros de comitês estatutários e dos comitês estatutários como órgãos colegiados, podendo contar com apoio metodológico e procedimental do Comitê de Indicação e Avaliação;

XXV. aprovar e fiscalizar o cumprimento das metas e resultados específicos a serem alcançados pelos membros da Diretoria; e

~~XV.~~XXVI. promover, anualmente, análise de atendimento das metas e resultados na execução do plano de negócios e da estratégia de longo prazo, devendo publicar suas conclusões e informá-las à Assembleia Legislativa e ao Tribunal de Contas do Estado, exceto as informações de natureza estratégica cuja divulgação possa ser comprovadamente prejudicial ao interesse da Companhia.

Parágrafo único.~~:~~ Serão arquivadas no Registro do Comércio e publicadas as atas das reuniões do Conselho de Administração que contiverem deliberações destinadas a produzir efeitos perante terceiros.

Art. 16 Compete ao Presidente do Conselho de Administração conceder licença a seus membros, presidir as reuniões, dirigir os trabalhos e proferir, além do voto pessoal, o de qualidade. As licenças do Presidente serão concedidas pelo Conselho.

SEÇÃO III - DA DIRETORIA

Art. 17 A Companhia terá uma Diretoria composta ~~de~~ por 06 (seis) d~~D~~iretores com funções executivas, todos residentes no País, brasileiros ou maioria de brasileiros, eleitos e destituíveis pelo Conselho de Administração, com mandato de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, sendo: 01 (um) Diretor Presidente; 01 (um) Diretor de Gestão Empresarial; 01 (um) Diretor de Finanças e de Relações com Investidores; 01 (um) Diretor Jurídico e de Relações Institucionais; 01 (um) Diretor de Desenvolvimento de Negócios; e 01 (um) Diretor de Governança, Risco e Compliance. A Companhia poderá ter, ainda, 01 (um) Diretor Adjunto.

§ 1º~~Parágrafo único.~~ As atribuições individuais de cada diretor serão fixadas no Regimento Interno da Diretoria, aprovado pelo Conselho de Administração.

§ 2º A Companhia terá uma área liderada por diretor estatutário, de acordo com o Art. 9º, §2º da Lei 13.303/2016, com atribuições relativas ao gerenciamento de riscos corporativos e de controles internos, compliance, integridade, código de conduta e programa de integridade, conforme detalhado em Regimento Interno da Diretoria.

§ 3º O diretor responsável pela área de compliance poderá se reportar diretamente ao Conselho de Administração em situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada.

§ 4º Para o exercício de suas atribuições, a área terá assegurada a sua atuação independente e o acesso a todas as informações e documentos necessários.

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Art. 18 Nos casos de impedimento temporário ou licença de qualquer membro da Diretoria, o Diretor Presidente poderá designar, para substituí-lo, outro Diretor.

Art. 19 Em caso de falecimento, renúncia ou impedimento definitivo de qualquer membro da Diretoria, caberá ao Conselho de Administração, dentro de 30 (trinta) dias da ocorrência da vaga, eleger o substituto, que completará o mandato do substituído. Até que se realize a eleição, poderá a Diretoria designar um substituto provisório. A eleição, contudo, poderá ser dispensada, se a vaga ocorrer no ano em que deva terminar o mandato da Diretoria então em exercício.

Art. 20 São atribuições e deveres da Diretoria:

I. gerir todos os negócios da Companhia, a fim de se buscar o desenvolvimento com sustentabilidade, para o que ficará investida de todos os poderes que a legislação e este Estatuto Social lhe conferem, considerando-se a Companhia obrigada pela assinatura conjunta de 02 (dois) Diretores, sendo um deles o Presidente;

II. organizar o regulamento dos serviços internos da Companhia;

III. determinar a orientação dos trabalhos e negócios da Companhia, ouvindo o Conselho de Administração, quando couber;

IV. decidir sobre a criação e extinção de cargo ou função, fixar remunerações e organizar o Regulamento do Pessoal da Companhia;

V. distribuir e aplicar o lucro apurado na forma estabelecida neste Estatuto Social;

VI. cumprir o Estatuto Social da Companhia e as deliberações da Assembleia Geral e do Conselho de Administração;

VII. resolver os casos extraordinários, inclusive questões de conflitos de interesses entre Diretorias;

VIII. resolver todos os negócios da Companhia que não forem da competência privativa da Assembleia Geral ou do Conselho de Administração;

IX. recomendar ao Conselho de Administração a aquisição de bens imóveis, assim como a alienação, cessão em comodato ou oneração de quaisquer bens pertencentes ao patrimônio da Companhia e a prestação de garantias, quando tais operações forem de valor superior a 2% (dois por cento) do patrimônio líquido e deliberar quando forem de valor inferior a esse limite, além de encaminhar relatório a todos os membros do Conselho de Administração e do Conselho Fiscal sempre que o valor acumulado dessas operações atingir 5% (cinco por cento);

X. fazer-se presente, através de seu Presidente ou Diretor por ele designado, à Assembleia Geral Ordinária;

XI. conceder licença a seus membros;

XII. negociar e firmar instrumentos de gestão com as sociedades referidas no § 5º deste artigo;

XIII. indicar os diretores e os membros dos conselhos de administração e dos conselhos fiscais das sociedades previstas no § 5º deste artigo, e em todas aquelas em que a Companhia ou suas Subsidiárias Integrais tenham ou venham a ter participação societária;

XIV. deliberar sobre a participação da Companhia em novos empreendimentos, participações em leilões e exploração de quaisquer fontes de energia e submetê-las ao Conselho de Administração, quando for o caso, conforme competência estabelecida no inciso XI do artigo 15 deste Estatuto Social; e

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XV. promover a adoção de medidas que visem integração e sinergia entre as diversas áreas da Companhia e de suas Subsidiárias Integrais.

XVI. Apresentar até a última reunião ordinária do Conselho de Administração do ano anterior, a quem compete sua aprovação:

a) Plano de negócios para o exercício anual seguinte; e

b) Estratégia de longo prazo atualizada com análise de riscos e oportunidades para, no mínimo, os próximos 05 (cinco) anos.

§ 1º Poderá qualquer dos Diretores representar individualmente a Companhia, na celebração de convênios e em operações de comodato, locação e aquisição de bens e serviços, observadas normas internas aprovadas pela Diretoria, facultando-se-lhes, para tanto, constituir mandatários dentre empregados da Companhia.

§ 2º A Companhia poderá constituir procuradores com poderes especiais e expressos para atos e operações especificados, e bem assim procuradores com poderes "ad negotia" para assinar quaisquer documentos de responsabilidade da Companhia, especificada no instrumento a duração do mandato.

§ 3º Sem prejuízo do disposto no art. 21, inciso III, deste Estatuto Social, a representação da Companhia em juízo, em depoimento pessoal, poderá também ser exercida por advogado ou por outro empregado designado pelo Diretor Presidente.

§ 4º As deliberações da Diretoria serão tomadas por maioria de votos dos Diretores com funções executivas. Se, porém, da deliberação tomada divergir o Diretor Presidente, poderá este, sustando os efeitos daquela, apelar, em 05 (cinco) dias, para o Conselho de Administração.

§ 5º As atividades relativas à geração de produtos e serviços, inerentes ao objeto social da Companhia e de competência da Diretoria, serão executadas por sociedades nas quais a Companhia participe, que terão as seguintes atribuições:

a) planejar, organizar, coordenar, comandar e controlar o negócio da Companhia sob sua responsabilidade;

b) obter os resultados técnicos, mercadológicos e de rentabilidade acordados com a Diretoria por intermédio dos instrumentos de gestão; e

c) atender às diretrizes da Companhia, especialmente as administrativas, técnicas, financeiras e contábeis, bem como às condições definidas nos respectivos instrumentos de gestão.

§ 6º O Conselho de Administração das Subsidiárias Integrais será composto por 03 (três) membros, contendo, no mínimo, o Diretor Presidente da respectiva Subsidiária Integral e 01 (um) Diretor da Companhia.

§ 7º Os Diretores exercerão seus cargos na Companhia, sendo permitido o exercício concomitante e não remunerado em cargos de Conselho de Administração das subsidiárias integrais.

Art. 21 Compete ao Diretor Presidente:

I. dirigir e coordenar os trabalhos da Diretoria;

II. superintender e dirigir os negócios da Companhia;

III. representar a Companhia, ativa e passivamente, em Juízo ou fora dele, podendo constituir para este fim, procurador com poderes especiais,

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inclusive com poderes para receber citações iniciais e notificações, observado o disposto neste estatuto;

IV. representar a Companhia de modo geral, em suas relações com terceiros, em Assembleias Gerais de acionistas das sociedades controladas e/ou coligadas, podendo para tal indicar um Diretor ou constituir um procurador, bem como designar e autorizar prepostos;

V. convocar e presidir as reuniões da Diretoria;

VI. zelar para o atingimento das metas da Companhia, estabelecidas de acordo com as orientações gerais da Assembleia Geral e do Conselho de Administração;

VII. assinar os documentos de responsabilidade da Companhia, observado o disposto neste estatuto;

VIII. apresentar à Assembleia Geral Ordinária o relatório anual dos negócios da Companhia, ouvido o Conselho de Administração;

SEÇÃO IV - DAS NORMAS COMUNS AOS MEMBROS DO CONSELHO DE ADMINISTRAÇÃO E AOS MEMBROS DA DIRETORIA

Art. 22 Os administradores apresentarão, no início e no fim da gestão, declaração de bens na forma da Lei.

Art. 23 A remuneração dos Administradores será fixada anualmente pela Assembleia Geral Ordinária, podendo ser alterada por decisão da Assembleia Geral Extraordinária.

Art. 24 Os cargos de Presidente do Conselho de Administração e de Diretor Presidente não poderão ser acumulados pela mesma pessoa.

Art. 25 Os membros do Conselho de Administração e da Diretoria serão investidos em seus respectivos cargos mediante assinatura de "Termo de Posse", em livro próprio, e de "Termo de Anuência dos Administradores" a que se refere o "Regulamento do Nível 1" da BM&FBOVESPA.

SEÇÃO V - DO COMITÊ DE AUDITORIA ESTATUTÁRIO

Art. 26 O Comitê de Auditoria Estatutário é o órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.

Art. 27 O Comitê de Auditoria Estatutário também exercerá suas atribuições e responsabilidades junto às sociedades controladas pela Companhia e suas subsidiárias, que adotarem o regime de Comitê de Auditoria Estatutário único.

Art. 28 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por Regimento Interno específico.

§ 1º Os membros do Comitê de Auditoria Estatutário, em sua primeira reunião, elegerão o seu Presidente, ao qual caberá dar cumprimento às deliberações do órgão, com registro no livro de atas.

§ 2º O Comitê de Auditoria Estatutário será composto por 0~~3 (três) ou~~ 5 (cinco) membros e se reunirá no mínimo bimestralmente ou quando necessário, de modo que as informações contábeis sejam sempre apreciadas antes de sua divulgação.

§ 3º Pelo menos um dos membros do Comitê de Auditoria Estatutário deve ter obrigatoriamente experiência profissional reconhecida em assuntos de contabilidade societária.

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Art. 29 É conferido ao Comitê de Auditoria Estatutário autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir ou determinar a realização de consultas, avaliações e investigações dentro do escopo de suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.

CAPÍTULO IV - DO CONSELHO FISCAL

Art. 30 A Companhia terá um Conselho Fiscal composto ~~de~~ por 05 (cinco) membros efetivos e 05 (cinco) suplentes, acionistas ou não, eleitos anualmente pela Assembleia Geral.

Art. 31 O Conselho Fiscal funcionará permanentemente e se reunirá quando convocado por seu Presidente.

Parágrafo único. O Presidente do Conselho Fiscal será eleito por seus pares.

Art. 32 Os membros do Conselho Fiscal perceberão a remuneração fixada pela Assembleia que os eleger, observado o mínimo legal.

Art. 33 O Conselho Fiscal funcionará com as atribuições e competências, deveres e responsabilidades estabelecidos em Lei.

CAPÍTULO V - DA ASSEMBLEIA GERAL

Art. 34 A Assembleia Geral constituir-se-á pelos acionistas regularmente convocados e formando número legal, os quais assinarão Livro de Presença, observadas as demais disposições legais.

Art. 35 A Assembleia Geral reunir-se-á ordinariamente dentro dos 04 (quatro) primeiros meses de cada ano, em dia, lugar e hora previamente marcados, nos termos da Lei, e extraordinariamente, quando convocada.

Parágrafo único. A Assembleia Geral será instalada pelo Presidente do Conselho de Administração ou, na sua ausência e impedimento, por outro Conselheiro, e dirigida pelo Diretor Presidente ou por um acionista escolhido, na ocasião, pelos acionistas presentes. Para compor a mesa diretora dos trabalhos, o Presidente da Assembleia convidará, dentre os presentes, um ou dois acionistas para servirem como Secretários.

Art. 36 Os acionistas poderão fazer-se representar por procuradores que preencham os requisitos legais.

Art. 37 A convocação será feita com observância da antecedência mínima de 30 (trinta) dias da data da realização da Assembleia Geral e, à falta de quórum de instalação, far-se-á segunda convocação com antecedência mínima de 08 (oito) dias, anunciadas as convocações pela imprensa, e os documentos relativos à respectiva pauta serão disponibilizados aos Acionistas na mesma data da convocação.

Art. 38 O quórum de instalação de Assembleias Gerais, bem como o das deliberações, serão aqueles determinados na legislação vigente.

SEÇÃO I - DO COMITÊ DE INDICAÇÃO E AVALIAÇÃO

Art. 39 O Comitê de Indicação e Avaliação é órgão auxiliar dos acionistas que verificará a conformidade do processo de indicação e de avaliação dos administradores, conselheiros fiscais e membros dos comitês estatutários.

Art. 40 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação e regulamentação vigentes e serão detalhadas por Regimento Interno específico.

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Parágrafo Único O Comitê de Indicação e Avaliação decidirá por maioria de votos, com registro em ata, na forma do Regimento Interno.

CAPÍTULO VI - DO EXERCÍCIO SOCIAL

Art. 41 Em 31 de dezembro de cada ano, a Companhia encerrará o seu exercício social, ocasião em que serão levantados o Balanço Geral e demais demonstrações financeiras exigidas em Lei, observando-se, quanto aos resultados, as seguintes regras:

I. do resultado do exercício serão deduzidos, antes de qualquer participação, os prejuízos acumulados e a provisão para o imposto de renda;

II. do lucro do exercício, 5% (cinco por cento) serão aplicados na constituição da Reserva Legal, que não excederá 20% (vinte por cento) do capital social;

III. a Companhia poderá registrar como reserva os juros sobre investimentos, realizados mediante a utilização de capital próprio, nas obras em andamento; e

IV. outras reservas poderão ser constituídas pela Companhia, na forma e limites legais.

§ 1º Os acionistas têm direito de receber como dividendo obrigatório, em cada exercício, no mínimo 25% (vinte e cinco por cento) do lucro líquido, ajustado de acordo com o art. 202 e seus parágrafos da Lei nº 6.404/76, calculado conforme estabelecido no art. 6º e seus parágrafos deste Estatuto Social.

§ 2º O dividendo não será obrigatório no exercício social em que a Administração informar à Assembleia Geral Ordinária, com parecer do Conselho Fiscal, ser ele incompatível com a situação financeira da Companhia.

§ 3º Os lucros que deixarem de ser distribuídos nos termos do § 2º serão registrados como reserva especial e, se não absorvidos por prejuízos em exercícios subsequentes, deverão ser distribuídos tão logo o permita a situação financeira da Companhia.

§ 4º Na forma da lei, serão submetidos ao Tribunal de Contas do Estado, até o dia 30 de abril de cada ano, os documentos da administração relativos ao exercício social imediatamente anterior.

Art. 42 A Companhia poderá levantar balanços semestrais e a Administração poderá antecipar a distribuição de dividendos intermediários, "*ad referendum*" da Assembleia Geral.

CAPÍTULO VII - DISPOSIÇÕES GERAIS E TRANSITÓRIAS

Art. 43 A dissolução e a liquidação da Companhia far-se-ão de acordo com o que dispuser a Assembleia Geral, obedecidas as prescrições legais a respeito.

Art. 44 Na hipótese de retirada de acionistas ou de fechamento de capital, o montante a ser pago pela Companhia a título de reembolso pelas ações detidas pelos acionistas que tenham exercido direito de retirada, nos casos autorizados por lei, deverá corresponder ao valor econômico de tais ações, a ser apurado de acordo com o procedimento de avaliação aceito pela Lei nº 6.404/76, sempre que tal valor for inferior ao valor patrimonial.

Art. 45 A regra referente ao prazo de mandato dos membros da Diretoria previsto neste Estatuto será aplicada a partir do mandato iniciado após a publicação da Lei nº 13.303/2016, por força da adaptação preconizada em seu art. 91.

12

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO I - ALTERAÇÕES ESTATUTÁRIAS

O texto originário do Estatuto da Copel (arquivado na Jucepar, sob o nº 17.340, em 16.06.1955, e publicado no DOE PR, de 25.06.1955) foi objeto de modificações cujas referências são citadas a seguir:

Ata da AG de	JUCEPAR		Publicada no DOE PR de
	Nº arq.	Data	
09.09.1969	*83.759*	*01.10.1969*	*08.10.1969*
21.08.1970	*88.256*	*04.09.1970*	*14.09.1970*
22.10.1970	*88.878*	*05.11.1970*	*16.11.1970*
28.04.1972	*95.513*	*24.05.1972*	*30.05.1972*
30.04.1973	*101.449*	*15.08.1973*	*28.08.1973*
06.05.1974	*104.755*	*21.05.1974*	*05.06.1974*
27.12.1974	*108.364*	*07.02.1975*	*21.02.1975*
30.04.1975	*110.111*	*03.06.1975*	*18.06.1975*
26.03.1976	*114.535*	*29.04.1976*	*10.05.1976*
15.02.1978	*123.530*	*28.02.1978*	*08.03.1978*
14.08.1979	*130.981*	*09.11.1979*	*20.11.1979*
26.02.1980	*132.253*	*25.03.1980*	*16.04.1980*
30.10.1981	*139.832*	*01.12.1981*	*18.12.1981*
02.05.1983	*146.251*	*31.05.1983*	*14.06.1983*
23.05.1984	*150.596*	*26.07.1984*	*28.08.1984*
17.12.1984	*160.881*	*17.01.1985*	*11.02.1985*
11.06.1985	*162.212*	*01.07.1985*	*18.07.1985*
12.01.1987	*166.674*	*13.02.1987*	*26.02.1987*
18.03.1987	*166.903*	*07.04.1987*	*08.05.1987*
19.06.1987	*167.914*	*02.07.1987*	*14.07.1987*
22.02.1994	*18444,7*	*28.02.1994*	*17.03.1994*
22.08.1994	*309,0*	*20.09.1994*	*06.10.1994*
15.02.1996	*960275860*	*27.02.1996*	*06.03.1996*
18.10.1996	*961839597*	*29.10.1996*	*06.11.1996*
10.07.1997	*971614148*	*18.07.1997*	*22.07.1997*
12.03.1998	*980428793*	*01.04.1998*	*07.04.1998*
30.04.1998	*981597050*	*06.05.1998*	*12.05.1998*
25.05.1998	*981780954*	*28.05.1998*	*02.06.1998*
26.01.1999	*990171175*	*05.02.1999*	*11.02.1999*
25.03.1999	*990646483*	*14.04.1999*	*23.04.1999*
27.03.2000	*000633666*	*30.03.2000*	*07.04.2000*
07.08.2001	*20011994770*	*14.08.2001*	*27.08.2001*
26.12.2002	*20030096413*	*29.01.2003*	*10.02.2003*
19.02.2004	*20040836223*	*08.03.2004*	*19.03.2004*
17.06.2005	*20052144879*	*23.06.2005*	*05.07.2005*
11.01.2006	*20060050632*	*20.01.2006*	*25.01.2006*

Cont....

13

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO I - ALTERAÇÕES ESTATUTÁRIAS

Continuação...

Ata da AG de	JUCEPAR		Publicada no DOE PR de
	Nº arq.	Data	
24.08.2006	*20063253062*	*30.08.2006*	*11.09.2006*
02.07.2007	*20072743441*	*04.07.2007*	*27.07.2007*
18.04.2008	*20081683790*	*25.04.2008*	*27.05.2008*
13.03.2009	*20091201500*	*13.03.2009*	*31.03.2009*
08.07.2010	*20106612077*	*20.07.2010*	*04.08.2010*
28.04.2011	*20111122929*	*10.05.2011*	*07.06.2011*
26.04.2012	*20123192609*	*09.05.2012*	*15.05.2012*
25.04.2013	*20132186560*	*07.05.2013*	*20.05.2013*
25.07.2013	*20134231198*	*30.07.2013*	*09.08.2013*
10.10.2013	*20135861330*	*15.10.2013*	*25.10.2013*
24.04.2014	*20142274046*	*29.04.2014*	*05.05.2014*
23.04.2015	*20152615962*	*04.05.2015*	*06.05.2015*
22.12.2016	*20167724827*	*04.01.2017*	*06.01.2017*
07.06.2017	*20173251129*	*12.06.2017*	*19.06.2017*

14

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO II - EVOLUÇÃO DO CAPITAL (ART. 4º)

Capital Inicial, em 28.03.1955: Cr$ 800.000.000,00

Ata da AG de	Novo Capital Aprovado	JUCEPAR		Publicada no DOE PR de
		Nº arq.	Data	
	Cr$			
01.10.1960	1.400.000.000,00	26.350	13.10.1960	14.10.1960
16.04.1962	4.200.000.000,00	31.036	03.05.1962	26.05.1962
11.11.1963	8.000.000.000,00	37.291	28.11.1963	02.12.1963
13.10.1964	16.000.000.000,00	50.478	23.10.1964	31.10.1964
24.09.1965	20.829.538.000,00	65.280	15.10.1965	18.10.1965
29.10.1965	40.000.000.000,00	65.528	12.11.1965	18.11.1965
20.09.1966	70.000.000.000,00	70.003	11.10.1966	18.10.1966[1]
	NCr$			
31.10.1967	125.000.000,00	74.817	01.12.1967	07.12.1967
17.06.1968	138.660.523,00	77.455	27.06.1968	13.07.1968
27.11.1968	180.000.000,00	79.509	10.12.1968	20.12.1968
06.06.1969	210.000.000,00	82.397	11.07.1969	05.08.1969
13.10.1969	300.000.000,00	84.131	30.10.1969	03.11.1969
03.12.1969	300.005.632,00	84.552	16.12.1969	30.12.1969
06.04.1970	332.111.886,00	86.263	14.05.1970	09.06.1970
	Cr$			
24.11.1970	425.000.000,00	89.182	11.12.1970	18.12.1970
18.12.1970	500.178.028,00	89.606	04.02.1971	17.02.1971
31.07.1972	866.000.000,00	97.374	21.09.1972	04.10.1972
30.04.1973[2]	867.934.700,00	101.449	15.08.1973	28.08.1973
31.08.1973	877.000.000,00	102.508	09.11.1973	21.11.1973
30.10.1973[3]	1.023.000.000,00	103.387	25.01.1974	11.02.1974
30.05.1974	1.023.000.010,00	105.402	21.06.1974	27.06.1974
27.12.1974	1.300.000.000,00	108.364	07.02.1975	21.02.1975
30.04.1975	1.302.795.500,00	110.111	13.06.1975	18.06.1975
22.12.1975	1.600.000.000,00	113.204	15.01.1976	13.02.1976
26.03.1976	1.609.502.248,00	114.535	29.04.1976	10.05.1976
17.12.1976	2.100.000.000,00	118.441	14.01.1977	04.02.1977
29.08.1977	3.000.000.000,00	122.059	14.10.1977	25.10.1977
16.11.1977	3.330.000.000,00	122.721	13.12.1977	12.01.1978
28.04.1978	3.371.203.080,00	125.237	06.07.1978	20.07.1978

Cont....

[1] *Retificada no DOE PR de 05.06.1967.*
[2] *Ratificada na AGE de 07.08.1973, publicada no DOE PR de 23.08.1973.*
[3] *Ratificada na AGE de 21.12.1973, publicada no DOE PR de 01.02.1974.*

15

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO II - EVOLUÇÃO DO CAPITAL (ART. 4º)

Continuação...

Ata da AG de	Novo Capital Aprovado	JUCEPAR		Publicada no DOE PR de
		Nº arq.	Data	
	Cr$			
14.12.1978	4.500.000.000,00	127.671	19.01.1979	06.03.1979
05.03.1979	5.656.487.659,00	128.568	04.05.1979	17.05.1979
30.04.1979	5.701.671.254,00	129.780	24.07.1979	14.08.1979
24.09.1979	8.000.000.000,00	130.933	05.11.1979	23.11.1979
	CR$			
27.03.1980	10.660.296.621,00	133.273	17.06.1980	27.06.1980
29.04.1980	10.729.574.412,00	133.451	27.06.1980	16.07.1980
16.10.1980	11.600.000.000,00	135.337	02.12.1980	20.01.1981
30.04.1981	20.000.000.000,00	137.187	19.05.1981	29.05.1981
30.10.1981	20.032.016.471,00	139.832	01.12.1981	18.12.1981
30.04.1982	37.073.740.000,00	141.852	01.06.1982	17.06.1982
29.10.1982	39.342.000.000,00	144.227	14.12.1982	29.12.1982
14.03.1983	75.516.075.768,00	145.422	12.04.1983	10.05.1983
02.05.1983	80.867.000.000,00	146.251	31.05.1983	14.06.1983
01.09.1983	83.198.000.000,00	148.265	25.10.1983	09.12.1983
10.04.1984	205.139.191.167,00	150.217	15.06.1984	17.07.1984
10.04.1984	215.182.000.000,00	150.217	15.06.1984	17.07.1984
05.10.1984	220.467.480.000,00	160.412	08.11.1984	27.11.1984
25.03.1985	672.870.475.837,00	161.756	21.05.1985	11.06.1985
25.03.1985	698.633.200.000,00	161.756	21.05.1985	11.06.1985
18.09.1985	719.093.107.000,00	163.280	14.11.1985	27.11.1985
	Cz$			
25.04.1986	2.421.432.629,00	164.815	11.06.1986	30.06.1986
23.10.1986	2.472.080.064,00	166.138	06.11.1986	14.11.1986
18.03.1987	4.038.049.401,49	166.903	07.04.1987	08.05.1987
18.03.1987	4.516.311.449,87	166.903	07.04.1987	08.05.1987
18.09.1987	4.682.539.091,91	168.598	06.10.1987	16.10.1987
14.04.1988	18.772.211.552,10	170.034	06.05.1988	25.05.1988[4]
14.04.1988	19.335.359.578,00	170.034	06.05.1988	25.05.1988
14.06.1988	19.646.159.544,00	170.727	11.07.1988	20.07.1988
25.04.1989	174.443.702.532,00	172.902	26.05.1989	06.07.1989
	NCz$			
25.04.1989	182.848.503,53	172.902	26.05.1989	06.07.1989
26.06.1989	184.240.565,60	17.337,4	12.07.1989	21.07.1989

Cont....

[4] *Retificação no DOE nº 2780, de 27.05.88.*

16

COPEL
Companhia Paranaense de Energia

PARANÁ
Governo do Estado

ANEXO II - EVOLUÇÃO DO CAPITAL (ART. 4º)

Continuação...

Ata da AG de	Novo Capital Aprovado	JUCEPAR		Publicada no DOE PR de
		Nº arq.	Data	
	Cr$			
30.03.1990	2.902.464.247,10	175.349	02.05.1990	09.05.1990
30.03.1990	3.113.825.643,60	175.349	02.05.1990	09.05.1990
25.05.1990	3.126.790.072,52	176.016	10.07.1990	09.08.1990
25.03.1991	28.224.866.486,42	17.780,9	26.04.1991	23.05.1991
25.03.1991	30.490.956.176,38	17.780,9	26.04.1991	23.05.1991
23.05.1991	30.710.162.747,26	17.833,7	18.06.1991	27.06.1991
28.04.1992	337.561.908.212,47	18.061,7	08.06.1992	06.07.1992
28.04.1992	367.257.139.084,96	18.061,7	08.06.1992	06.07.1992
25.06.1992	369.418.108.461,33	18.089,9	09.07.1992	17.07.1992
01.04.1993	4.523.333.257.454,10	18.255,3	29.04.1993	20.05.1993
01.04.1993	4.814.158.615.553,95	18.255,3	29.04.1993	20.05.1993
15.06.1993	4.928.475.489.940,95[5]	18.313,9	13.07.1993	24.08.1993
	CR$			
26.04.1994	122.158.200.809,22[6]	1847810	10.05.1994	08.06.1994
	R$			
25.04.1995	446.545.229,15	950696471	18.05.1995	19.06.1995
23.04.1996	546.847.990,88	960710000	07.05.1996	15.05.1996
29.07.1997	1.087.959.086,89	971614130	30.07.1997	01.08.1997
07.08.1997	1.169.125.740,57[7]	971761671	12.08.1997	15.08.1997
12.03.1998	1.225.351.436,59	980428793	01.04.1998	07.04.1998
25.03.1999	1.620.246.833,38	990646483	14.04.1999	23.04.1999
26.12.2002	2.900.000.000,00	20030096413	29.01.2003	10.02.2003
29.04.2004	3.480.000.000,00	20041866290	07.06.2004	18.06.2004
27.04.2006	3.875.000.000,00	20061227897	09.05.2006	24.05.2006
27.04.2007	4.460.000.000.00	20071761462	05.05.2007	29.05.2007
27.04.2010	6.910.000.000,00	20105343960	06.05.2010	13.05.2010
22.12.2016	7.910.000.000,00	20167724827	04.01.2017	06.01.2017

[5] *Em função da Medida Provisória nº 336, de 28.07.93, que altera a moeda nacional, o capital da Empresa passou, a partir de 01.08.93, a ser registrado em "cruzeiros reais" (CR$ 4.928.475.475,41, nesta última data).*

[6] *Em função da Medida Provisória nº 542, de 30.06.94, que altera a moeda nacional, o capital da Empresa passou, a partir de 01.07.94, a ser registrado em "reais" (R$ 44.421.146,54, nesta última data).*

[7] *Aumento do capital social autorizado pelo Conselho de Administração.*

17

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO III - LEGISLAÇÃO

LEI Nº 1.384/1953*

Institui o Fundo de Eletrificação e dá outras providências

(...)
Art. 9º *- Fica o Poder Executivo autorizado a organizar no Estado, sociedades de economia mista para construção e exploração de centrais geradoras de energia elétrica, e delas participar.*

Parágrafo único** *- A sociedade constituída na conformidade do presente artigo poderá, ainda, por si, por concessionária do serviço público da qual já seja acionista, ou por sociedade de que vier a participar, na qual o Poder Público detenha a maioria do Capital:*

- ***a)*** *pesquisar e estudar, dos pontos de vista técnico e econômico, quaisquer fontes de energia;*
- ***b)*** *pesquisar, estudar, planejar, construir e explorar a produção, a transformação, o transporte, o armazenamento, a distribuição e o comércio de energia, em qualquer de suas formas, principalmente a elétrica, de combustíveis e de matérias-primas energéticas;*
- ***c)*** *estudar, planejar, projetar, construir e operar barragens e seus reservatórios, bem como outros empreendimentos, visando ao aproveitamento múltiplo das águas;*
- ***d)*** *prestar serviços de informações e assistência técnica, quanto ao uso racional da energia, a iniciativas empresariais que visem à implantação e desenvolvimento de atividades econômicas de interesse para o desenvolvimento do Estado.*
- ***e)****** *desenvolver atividades na área de transmissão de informações eletrônicas, comunicações e controles eletrônicos, de telefonia celular, e outras atividades de interesse para a COPEL e para o Estado do Paraná, ficando autorizada, para estes fins e para os previstos nas alíneas "b" e "c", a participar, majoritária ou minoritariamente, de consórcios ou companhias com empresas privadas.*

(...)

Curitiba, 10 de Novembro de 1953

(a) BENTO MUNHOZ DA ROCHA NETO

(a) EUGÊNIO JOSÉ DE SOUZA

(a) RIVADÁVIA B. VARGAS

---

* *Publicada no Diário Oficial nº 199, de 11.11.1953.*
** *Parágrafo único (e alíneas a a d) acrescentado pela Lei 7.227, de 22.10.1979, publicada no DOE nº 661, de 24.10.1979, p. inicial.*
*** *Alínea e, acrescentada pela Lei 11.740, de 19.06.1997, publicada no DOE nº 5.027, de 19.06.1997, p. inicial.*

18

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO III - LEGISLAÇÃO

DECRETO Nº 14.947/1954*

Dispõe sobre a organização de sociedade de economia mista sob a denominação de Companhia Paranaense de Energia Elétrica - COPEL e dá outras providências.

O Governador do Estado do Paraná, no uso das suas atribuições e na conformidade da autorização constante da Lei nº 1.384, de 10 de novembro de 1953,

D E C R E T A:

Art. 1º *- Fica denominada para fins de constituição "Companhia Paranaense de Energia Elétrica", a sociedade destinada a planejar, construir e explorar sistemas de produção, transmissão, transformação, distribuição e comércio de energia elétrica e serviços correlatos, por si ou por sociedades que organizar ou de que vier a participar.*

Art. 2º *- O capital da Companhia será de Cr$ 800.000.000,00 (oitocentos milhões de cruzeiros), ~~do qual até 40% poderão ser representados por ações preferenciais sem direito a voto.~~ (Revogado conforme Decreto nº 3309 de 25 de julho de 1997, publicado no DOE PR nº 5053 de 25.07.1997.)*

Art. 3º *- O Estado subscreverá no mínimo 60% (sessenta por cento) do capital social.*

Art. 4º *- Na integralização do capital da sociedade, o Estado utilizar-se-á dos recursos provenientes do Fundo de Eletrificação, criado pela Lei Estadual nº 1.384, de 10 de novembro de 1953, podendo também incorporar ao patrimônio da sociedade, no todo ou em parte, os bens móveis e imóveis integrantes das instalações destinadas à produção, transmissão e distribuição de energia elétrica de propriedade do Estado.*

Art. 5º *- A sociedade reger-se-á pelos estatutos que forem aprovados no ato de sua constituição.*

Art. 6º *- O Governador nomeará representante seu para, em nome do Estado, praticar todos os atos relativos à constituição da sociedade.*

Art. 7º *- Este decreto entrará em vigor na data e sua publicação, revogadas as disposições em contrário.*

Curitiba, 26 de outubro de 1954, 133º da Independência e 66º da República

(a) BENTO MUNHOZ DA ROCHA NETO

(a) ANTÔNIO JOAQUIM DE OLIVEIRA PORTES

* *Publicado no DOE PR, de 27.10.1954.*

19

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO III - LEGISLAÇÃO

DECRETO Nº 37.399/1955*

Concede autorização para funcionar como empresa de energia elétrica à Companhia Paranaense de Energia Elétrica - COPEL.

O Presidente da República, usando da atribuição que lhe confere o Art. 87, inciso I, da Constituição, e tendo em vista o disposto no Art. 1º do Decreto-Lei nº 938, de 8 de dezembro de 1938, e o que requereu a Companhia Paranaense de Energia Elétrica - COPEL, decreta:

***Art. 1º** - É concedida à Companhia Paranaense de Energia Elétrica - COPEL, com sede em Curitiba, Estado do Paraná, autorização para funcionar como empresa de energia elétrica, de acordo com o Decreto-Lei nº 938, de 8 de dezembro de 1938, combinado com o Decreto-Lei nº 2.627, de 26 de setembro de 1940, ficando a mesma obrigada, para os seus objetivos, a satisfazer integralmente as exigências do Código de Águas (Decreto nº 24.643, de 10 de julho de 1934), leis subseqüentes e seus regulamentos, sob pena de revogação do presente ato.*

***Art. 2º** - O presente Decreto entra em vigor na data de sua publicação.*

***Art. 3º** - Revogam-se as disposições em contrário.*

Rio de Janeiro, 27 de maio de 1955, 134º da Independência e 67º da República

(a) JOÃO CAFÉ FILHO

(a) MUNHOZ DA ROCHA

---

* *Publicada no DOU, Seção I, Ano XCIV, nº 128, de 04.06.1955.*

20

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO III - LEGISLAÇÃO

LEI Nº 7.227/1979*

Acrescenta parágrafo ao art. 9º da Lei nº 1.384, de 10 de novembro de 1953.

A Assembleia Legislativa do Estado do Paraná decretou e eu sanciono a seguinte lei

***Art. 1º** - Fica acrescentado no artigo 9º da Lei n° 1.384, de 10 de novembro de 1953 um parágrafo com a seguinte redação:*

***Parágrafo único -** A sociedade constituída na conformidade do presente artigo poderá, ainda, por si, por concessionária do serviço público da qual já seja acionista ou por sociedade de que vier a participar, na qual o Poder Público detenha a maioria do Capital:*

- ***a)** pesquisar e estudar, dos pontos de vista técnico e econômico, quaisquer fontes de energia;*
- ***b)** pesquisar, estudar, planejar, construir e explorar a produção, a transformação, o transporte, o armazenamento, a distribuição e o comércio de energia, em qualquer de suas formas, principalmente a elétrica, de combustíveis e de matérias-primas energéticas;*
- ***c)** estudar, planejar, projetar, construir e operar barragens e seus reservatórios, bem como outros empreendimentos, visando ao aproveitamento múltiplo das águas;*
- ***d)** prestar serviços de informações e assistência técnica, quanto ao uso racional da energia, a iniciativas empresariais que visem à implantação e desenvolvimento de atividades econômicas de interesse para o desenvolvimento do Estado.*

***Art. 2º** - Esta Lei entrará em vigor na data de sua publicação, revogadas as disposições em contrário.*

Palácio do Governo em Curitiba, 22 de outubro de 1979.

(a) NEY BRAGA
Governador do Estado

(a) EDSON NEVES GUIMARÃES
Secretário de Estado das Finanças

* *Publicada no Diário Oficial nº 661 de 24.10.1979.*

21

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO III - LEGISLAÇÃO

LEI Nº 11.740/1997*

Acresce alínea ao parágrafo único do art. 9º, da Lei nº 1.384/53, dispondo sobre o desenvolvimento de atividades da Copel, nas áreas que áreas que especifica.

A Assembleia do Estado do Paraná decretou e eu sanciono a seguinte lei:

Art. 1º. *Fica acrescentada a alínea "e", ao parágrafo único do art. 9º, da Lei nº 1.384, de 10 de novembro de 1953, com a seguinte redação:*

"e) *desenvolver atividades na área de transmissão de informações eletrônicas, comunicações e controles eletrônicos, de telefonia celular, e outras atividades de interesse para a COPEL e para o Estado do Paraná, ficando autorizada, para estes fins e para os previstos nas alíneas "b" e "c", a participar, majoritária ou minoritariamente, de consórcios ou companhias com empresas privadas."*

Art. 2º. *Esta Lei entrará em vigor na data de sua publicação, revogadas as disposições em contrário. PALÁCIO DO GOVERNO EM CURITIBA, em 19 de junho de 1997.*

(a) JAIME LERNER
Governador do Estado

(a) RAFAEL GRECA DE MACEDO
Chefe da Casa Civil.

* *Publicada no Diário Oficial nº 5027, de 19.06.1997.*

22

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO III - LEGISLAÇÃO

LEI Nº 14.286/2004*

Altera os dispositivos que especifica, da Lei nº 1.384, de 10 de novembro de 1953 e adota outras providências.

A Assembleia Legislativa do Estado do Paraná decretou e eu sanciono a seguinte lei:

Art. 1º. *Altera a redação da alínea "e", do parágrafo único, do artigo 9º, da Lei nº 1.384, de 10 de novembro de 1953, acrescida pelo artigo 1º, da Lei nº 11.740, de 19 de junho de 1997, e acrescenta-lhe novos parágrafos, renomeando o atual parágrafo único como parágrafo primeiro conforme segue:*

"Art. 9º. ....
Parágrafo único. ....

- ***e)*** *desenvolver atividades na área de transmissão de informações eletrônicas, comunicações e controles eletrônicos, de telefonia celular, e outras atividades de interesse para a Copel e para o Estado do Paraná, ficando autorizada, para estes fins e para os previstos nas alíneas "b" e "c", a participar, majoritariamente, de consórcios ou companhias com empresas privadas, após autorização deste Poder Legislativo, específica para esse e na qual tenham sido consideradas além das características gerais dos projetos, os respectivos impactos sociais e ambientais.*

§ 2º. Para viabilizar a condição de sócia majoritária da Copel nas parcerias já formalizadas, fica esta empresa autorizada a adquirir cotas ou ações dos sócios majoritários, pelo valor subscrito no contrato social registrado na Junta Comercial do Estado até o dia 27 de fevereiro de 2003.
§ 3º. Ante a comprovada valorização no mercado financeiro das ações referidas no parágrafo anterior, a aquisição das mesmas fica condicionada à prévia autorização em lei.
§ 4º. Nos contratos de parceria para formação de empresas de geração de energia elétrica é vedada a inclusão de cláusula de compra antecipada de energia pela Copel.
§ 5º. Para os contratos em vigência para formação de eventual parceria, que estejam em fase de estudos ou de implantação, deverá a Copel providenciar, no prazo máximo de 90 (noventa) dias, a revogação de eventual cláusula que assegure a compra antecipada de energia.
§ 6º. A Copel encaminhará, anualmente, à Assembleia Legislativa, relatório circunstanciado de resultados econômico e financeiro.

Art. 2º. *Esta Lei entrará em vigor na data de sua publicação, revogando a Lei nº 11.740, de 19 de junho de 1997. PALÁCIO DO GOVERNO EM CURITIBA, em 09 de fevereiro de 2004.*

(a) ROBERTO REQUIÃO
Governador do Estado

(a) CAÍTO QUINTANA
Chefe da Casa Civil

* *Publicada no Diário Oficial nº 6668, de 13.02.2004.*

23

COPEL
Companhia Paranaense de Energia

PARANÁ
GOVERNO DO ESTADO

ANEXO III - LEGISLAÇÃO

LEI Nº 16.652/2010*

Altera dispositivos da Lei nº 1.384, de 11 de novembro de 1953, conforme especifica.

A Assembléia Legislativa do Estado do Paraná decretou e eu sanciono a seguinte lei:

Art. 1°. *A alínea "e" do § 1º do art. 9º, da Lei nº 1.384, de 11 de novembro de 1953, passa a ter a seguinte redação:*

"e) desenvolver atividades na área de geração de energia, transmissão de informações eletrônicas, comunicações e controles eletrônicos, de telefonia celular, e outras atividades de interesse para a COPEL e para o Estado do Paraná, ficando autorizada para estes fins e para os previstos nas alíneas "b" e "c", a participar, de preferência, majoritariamente ou presente no grupo de controle de consórcios ou companhias com empresas privadas e fundos de pensão e outros entes privados, em licitações de novas concessões e/ou em sociedades de propósito específico já constituídas para a exploração de concessões já existentes, que tenham sido consideradas além das características gerais dos projetos, os respectivos impactos sociais e ambientais."

Art. 2º. *Fica incluída a alínea "f" no § 1º do art. 9º, da Lei nº 1.384, de 11 de novembro de 1953, com a seguinte redação:*

"f) a participação no grupo de controle exigida na alínea "e" deverá estar obrigatoriamente assegurada nos documentos de formação de consórcios ou nos estatutos sociais das sociedades de propósito específico, conforme o caso."

Art. 3°. *Fica incluído o § 2º-A no art. 9º, da Lei nº 1.384, de 11 de novembro de 1953, com a seguinte redação:*

"§ 2º-A. Nos casos de consórcios ou companhias, previstos no § 1º, "e" deste artigo e já firmados anteriormente à data da publicação desta alteração, fica vedado à COPEL efetuar a venda de suas participações caso tal ato ocasione a perda de sua condição majoritária."

Art. 4°. *O § 2º do art. 9º, da Lei nº 1.384, de 11 de novembro de 1953, passa a ter a seguinte redação:*

"§ 2º. Para viabilizar a condição de sócia, preferencialmente, majoritária da COPEL nas parcerias já formalizadas, fica esta empresa autorizada a adquirir cotas ou ações dos sócios majoritários, pelo voto subscrito no contrato social registrado na Junta Comercial do Estado até o dia 20 de fevereiro de 2003."

Art. 5°. *Esta lei entrará em vigor na data de sua publicação. PALÁCIO DO GOVERNO EM CURITIBA, em 08 de dezembro de 2010.*

(a) NELSON JUSTUS
Governador do Estado, em exercício

(a) NEY CALDAS
Chefe da Casa Civil

* *Publicada no Diário Oficial nº 8359, de 08.12.2010.*

24

COPEL
Companhia Paranaense de Energia
PARANÁ

Anexo I b

ESTATUTO SOCIAL COPEL HOLDING

QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Artigo proposto**	**Justificativa**
CAPÍTULO I - DA DENOMINAÇÃO, SEDE, FINS E DURAÇÃO	Sem alteração	-
Art. 1º A Companhia Paranaense de Energia, abreviadamente "Copel", é uma sociedade de economia mista por ações, de capital aberto, destinada a:	Sem alteração	-
a) pesquisar e estudar, dos pontos de vista técnico e econômico, quaisquer fontes de energia provendo soluções para o desenvolvimento com sustentabilidade;	**I.** pesquisar e estudar, dos pontos de vista técnico e econômico, quaisquer fontes de energia provendo soluções para o desenvolvimento com sustentabilidade;	Alteração de alínea para inciso
b) pesquisar, estudar, planejar, construir e explorar a produção, a transformação, o transporte, o armazenamento, a distribuição e o comércio de energia, em qualquer de suas formas, principalmente a elétrica, de combustíveis e de matérias-primas energéticas;	**II.** pesquisar, estudar, planejar, construir e explorar a produção, a transformação, o transporte, o armazenamento, a distribuição e o comércio de energia, em qualquer de suas formas, principalmente a elétrica, de combustíveis e de matérias-primas energéticas;	Alteração de alínea para inciso
c) estudar, planejar, projetar, construir e operar barragens e seus reservatórios, bem como outros empreendimentos, visando ao aproveitamento múltiplo das águas;	**III.** estudar, planejar, projetar, construir e operar barragens e seus reservatórios, bem como outros empreendimentos, visando ao aproveitamento múltiplo das águas;	Alteração de alínea para inciso
d) prestar serviços de informações e assistência técnica, quanto ao uso racional da energia, a iniciativas empresariais que visem à implantação e desenvolvimento de atividades econômicas de interesse para o desenvolvimento do Estado; e	**IV.** prestar serviços de informações e assistência técnica, quanto ao uso racional da energia, a iniciativas empresariais que visem à implantação e desenvolvimento de atividades econômicas de interesse para o desenvolvimento do Estado; e	Alteração de alínea para inciso
e) desenvolver atividades na área de transmissão de informações eletrônicas, comunicações e controles eletrônicos, de telefonia celular, e outras atividades de interesse para a Copel e para o Estado do Paraná, ficando autorizada para estes fins e para os previstos nas alíneas "b" e "c", a participar, majoritária ou minoritariamente, de consórcios ou companhias com empresas privadas.	**V.** desenvolver atividades na área de transmissão de informações eletrônicas, comunicações e controles eletrônicos, de telefonia celular, e outras atividades de interesse para a Copel e para o Estado do Paraná, ficando autorizada para estes fins e para os previstos nos incisos "II" e "III", a participar, majoritária ou minoritariamente, de consórcios ou companhias com empresas privadas.	Alteração de alínea para inciso e ajuste na referência.

Estatuto Social Copel Holding – Quadro comparativo de alterações - 29/5/2018 – pág. 1/22

ESTATUTO SOCIAL COPEL HOLDING

QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Artigo proposto**	**Justificativa**
§1º A Companhia reger-se-á pelo presente Estatuto Social e pela legislação aplicável;	Sem alteração	-
§2º Para execução das atividades referidas neste artigo e das demais atividades necessárias à consecução dos fins sociais, a Companhia poderá participar de outras sociedades, observada a legislação aplicável; e	Sem alteração	-
§3º com a admissão da Companhia no segmento especial de listagem da BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros ("BM&FBOVESPA"), denominado Nível 1 de Governança Corporativa, sujeitam-se a Companhia, seus acionistas, Administradores e membros do Conselho Fiscal, às disposições do Regulamento de Listagem do Nível 1 ("Regulamento do Nível 1").	Sem alteração	-
Art. 2º A Companhia tem sede e foro na cidade de Curitiba, à Rua Coronel Dulcídio nº 800, podendo, entretanto, a critério da Diretoria, criar ou extinguir filiais, agências ou escritórios, nesta mesma cidade ou em qualquer outra parte do território nacional ou estrangeiro.	Sem alteração	-
Art. 3º É indeterminado o prazo de duração da Companhia.	Sem alteração	-
CAPÍTULO II - DO CAPITAL E DAS AÇÕES	Sem alteração	-
Art. 4º O capital social integralizado é de R$7.910.000.000,00 (sete bilhões, novecentos e dez milhões de reais), representado por 273.655.375 (duzentos e setenta e três milhões, seiscentos e cinquenta e cinco mil e trezentas e setenta e cinco)	Sem alteração	-

Estatuto Social Copel Holding – Quadro comparativo de alterações - 29/5/2018 – pág. 2/22

ESTATUTO SOCIAL COPEL HOLDING

QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Artigo proposto**	**Justificativa**
ações, sem valor nominal, sendo 145.031.080 (cento e quarenta e cinco milhões, trinta e um mil e oitenta) ações ordinárias e 128.624.295 (cento e vinte e oito milhões, seiscentos e vinte e quatro mil, duzentas e noventa e cinco) ações preferenciais e, destas, 328.627 (trezentos e vinte e oito mil, seiscentas e vinte e sete) são ações classe "A" e 128.295.668 (cento e vinte e oito milhões, duzentos e noventa e cinco mil e seiscentas e sessenta e oito) são ações classe "B".		
§1º O capital social poderá ser aumentado, mediante deliberação do Conselho de Administração e independentemente de reforma estatutária, até o limite de 500.000.000 (quinhentos milhões) de ações.	Sem alteração	-
§2º Os aumentos de capital poderão ser efetuados com a emissão de ações preferenciais classe "B", sem guardar proporção com as classes existentes ou com as ações ordinárias, respeitando o limite estabelecido no parágrafo 2º do artigo 15 da Lei nº 6.404/76.	Sem alteração	-
§3º As emissões de ações, bônus de subscrição, debêntures ou outros títulos mobiliários, até o limite do capital autorizado, poderão ser aprovadas com exclusão do direito de preferência, nos termos do artigo 172 da Lei nº 6.404/76.	Sem alteração	-
§4º As debêntures poderão ser simples ou conversíveis em ações nos termos do artigo 57 da Lei nº 6.404/76.	Sem alteração	-
Art. 5º As ações serão nominativas.	Sem alteração	-
Art. 6º As ações preferenciais não terão direito a voto e serão de classes "A" e "B".	Sem alteração	-

Estatuto Social Copel Holding – Quadro comparativo de alterações - 29/5/2018 – pág. 3/22

ESTATUTO SOCIAL COPEL HOLDING

QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Artigo proposto**	**Justificativa**
§1º As ações preferenciais classe "A" terão prioridade na distribuição de dividendos mínimos de 10% (dez por cento) ao ano, a ser entre elas rateados igualmente, calculados com base no capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo.	Sem alteração	-
§2º As ações preferenciais classe "B" terão prioridade na distribuição de dividendos mínimos, a serem entre elas rateados igualmente, correspondentes à parcela do valor equivalente a, no mínimo, 25% (vinte e cinco por cento) do lucro líquido, ajustado de acordo com o artigo 202 e seus parágrafos da Lei nº 6.404/76, calculada proporcionalmente ao capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo.	Sem alteração	-
§3º Os dividendos assegurados pelo parágrafo anterior às ações preferenciais classe "B" serão prioritários apenas em relação às ações ordinárias e somente serão pagos à conta dos lucros remanescentes depois de pagos os dividendos prioritários das ações preferenciais classe "A".	Sem alteração	-
§4º O dividendo a ser pago por ação preferencial, independente de classe, será, no mínimo, 10% (dez por cento) superior ao que for atribuído a cada ação ordinária, conforme o disposto no inciso II do parágrafo 1º do artigo 17 da Lei nº 6.404/76, com a redação determinada pela Lei nº 10.303, de 31.10.2001.	Sem alteração	-

Estatuto Social Copel Holding – Quadro comparativo de alterações - 29/5/2018 – pág. 4/22

ESTATUTO SOCIAL COPEL HOLDING

QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Artigo proposto**	**Justificativa**
§5º As ações preferenciais adquirirão o direito de voto se, pelo prazo de 3 (três) exercícios consecutivos, não lhes forem pagos os dividendos mínimos a que fazem jus na forma dos parágrafos 1º, 2º e 3º deste artigo, observado o disposto em seu parágrafo 4º.	Sem alteração	-
Art. 7º A Companhia poderá emitir títulos múltiplos de ações e cautelas que provisoriamente os representem. É facultada ao acionista a substituição de títulos simples de suas ações por títulos múltiplos, bem como converter, a todo tempo, estes naqueles, correndo por conta do interessado as despesas de conversão.	Sem alteração	-
§1º As ações preferenciais classe "A" poderão ser convertidas em ações preferenciais classe "B", vedada a conversão destas ações naquelas e a conversão de quaisquer ações preferenciais em ações ordinárias e vice-versa.	Sem alteração	-
§2º Fica a Companhia autorizada a, mediante deliberação do Conselho de Administração, implantar o sistema de ações escriturais, a serem mantidas em contas de depósito, em instituição financeira autorizada.	Sem alteração	-
§3º A Companhia poderá, mediante autorização do Conselho de Administração, adquirir suas próprias ações, observadas as normas estabelecidas pela Comissão de Valores Mobiliários.	Sem alteração	-
Art. 8º Nas Assembleias Gerais, cada ação ordinária dará direito a um voto.	Sem alteração	-
CAPÍTULO III - DA ADMINISTRAÇÃO	Sem alteração	-

Estatuto Social Copel Holding – Quadro comparativo de alterações - 29/5/2018 – pág. 5/22

ESTATUTO SOCIAL COPEL HOLDING

QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Artigo proposto**	**Justificativa**
SEÇÃO I	Sem alteração	-
Art. 9º A Companhia será administrada pelo Conselho de Administração e pela Diretoria.	Sem alteração	-
Art. 10 A representação da Companhia é privativa da Diretoria.	Sem alteração	-
SEÇÃO II – DO CONSELHO DE ADMINISTRAÇÃO	Sem alteração	-
Art. 11 O Conselho de Administração será composto de 07 (sete) ou 09 (nove) membros, eleitos e destituíveis pela Assembleia Geral, podendo dele fazer parte o Diretor Presidente da Companhia.	**Art. 11** O Conselho de Administração será composto **por 09 (nove)** membros, eleitos e destituíveis pela Assembleia Geral, podendo dele fazer parte o Diretor Presidente da Companhia.	Ajuste no texto. Decisão na **168ªRECAD 25.04.2018** por 9 membros
§1º Integrará obrigatoriamente o Conselho de Administração um empregado da Companhia, escolhido e indicado pelos demais na forma da legislação estadual pertinente.	Sem alteração	-
§2º Os membros do Conselho de Administração terão mandato unificado de 02 (dois) anos, podendo ser reeleitos.	**§2º** Os membros do Conselho de Administração terão mandato unificado de 02 (dois) anos, **sendo permitidas, no máximo, 03 (três) reconduções consecutivas.**	Lei nº 13.303/2016 Ajuste no texto
	§3º É assegurado aos acionistas minoritários o direito de eleger 1 (um) conselheiro, se maior número não lhes couber pelo processo de voto múltiplo previsto na legislação vigente.	Lei nº 13.303/2016, art. 19, § 2º Novo parágrafo

Estatuto Social Copel Holding – Quadro comparativo de alterações - 29/5/2018 – pág. 6/22

ESTATUTO SOCIAL COPEL HOLDING

QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Artigo proposto**	**Justificativa**
	§4º O Conselho de Administração deve ser composto, no mínimo, por 30% (trinta por cento) de conselheiros independentes.	Novo parágrafo Lei nº 13.303/2016, art. 22 (prevê 25% no mínimo). Adequação para atendimento a plataforma de sustentabilidade do ISE B3 e o Programa Destaque em Governança B3 (prevê 30% no mínimo).
Art. 12 O Presidente do Conselho de Administração será indicado pelo acionista controlador, sendo substituído, em suas ausências e impedimentos, pelo Conselheiro escolhido por seus pares.	Sem alteração	-
Art. 13 No caso de renúncia, ou vaga, no Conselho de Administração, os membros remanescentes designarão um substituto até que se realize a Assembleia Geral para preencher a vaga.	Sem alteração	-
Art. 14 O Conselho de Administração reunir-se-á ordinariamente de três em três meses e extraordinariamente sempre que necessário, obedecida a convocação por seu Presidente, por carta, telegrama, fax ou e-mail, com antecedência mínima de 72 horas, funcionando com a presença de maioria simples de seus membros.	Sem alteração	-
Art. 15 Compete ao Conselho de Administração:	Sem alteração	-
I. fixar a orientação geral dos negócios da Companhia;	Sem alteração	-
II. eleger, destituir, aceitar renúncia, substituir Diretores da Companhia e fixar-lhes as atribuições, na forma do presente Estatuto Social;	Sem alteração	-
III. fiscalizar a gestão dos Diretores, examinar livros, documentos e atos obrigacionais da Companhia, como facultado em Lei;	Sem alteração	-

Estatuto Social Copel Holding – Quadro comparativo de alterações - 29/5/2018 – pág. 7/22

ESTATUTO SOCIAL COPEL HOLDING

QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Artigo proposto**	**Justificativa**
IV. convocar, por seu Presidente ou Secretário Executivo, a Assembleia Geral;	Sem alteração	-
V. dirigir, aprovar e revisar o plano anual dos trabalhos de auditoria interna, dos processos de negócio e da gestão da Companhia;	Sem alteração	-
VI. manifestar-se sobre o relatório da administração e as contas da Diretoria;	Sem alteração	-
VII. autorizar o lançamento e aprovar a subscrição de novas ações, na forma do §2º do artigo 4º deste Estatuto Social, fixando todas as condições de emissão;	Sem alteração	-
VIII. estabelecer critérios para a alienação e/ou cessão em comodato de bens do ativo permanente, a constituição de ônus reais e a prestação de garantias, quando o valor da operação ultrapassar a 2% (dois por cento) do patrimônio líquido e receber relatório da Diretoria sempre que o valor acumulado dessas operações atingir 5% (cinco por cento), na forma do artigo 20, inciso IX, deste Estatuto Social;	Sem alteração	-
IX. escolher e destituir auditores independentes;	Sem alteração	-
X. decidir sobre outros casos que lhe forem submetidos pela Diretoria ou determinados pela Assembleia Geral;	Sem alteração	-
XI. estabelecer critérios para a participação da Companhia em outras sociedades, recomendando a aprovação dessa participação pela Assembleia de acionistas quando for o caso, bem como fiscalizar as atividades pertinentes a tais participações;	Sem alteração	-
XII. deliberar sobre a organização das sociedades das quais a Companhia participe;	Sem alteração	-
XIII. deliberar sobre a cessação da participação da Companhia em outras sociedades;	Sem alteração	-

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ESTATUTO SOCIAL COPEL HOLDING

QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Artigo proposto**	**Justificativa**
XIV. assegurar a observância dos regulamentos vigentes expedidos pela Agência Nacional de Energia Elétrica - Aneel, pela via de atos normativos, bem como por meio das cláusulas regulamentares constantes no contrato de concessão de que for signatária a Copel Distribuição S.A., assegurando a aplicação integral nas datas base dos valores tarifários estabelecidos pelo poder concedente; e	Sem alteração	-
XV. organizar os serviços de secretaria necessários ao apoio de suas atividades, que também colaborarão com a atuação do Conselho Fiscal, a critério deste, e por seu Presidente, designar e requisitar empregados da Companhia para exercê-los.	Sem alteração	-
	XVI - Aprovar a contratação de seguro de responsabilidade civil em favor dos membros dos órgãos estatutários, empregados prepostos e mandatários da Companhia;	Novo inciso. Conforme Art. 17, §1º, da Lei Federal nº 13.303/2016
	XVII – Aprovar o Relatório de Sustentabilidade da Companhia.	Novo inciso. Conforme Art. 8, inciso IX, da Lei Federal nº 13.303/2016
	XVIII - aprovar o regulamento de licitações da Companhia e suas alterações;	Novo inciso. Conforme Art. 40, da Lei Federal nº 13.303/2016
	XIX - Aprovar a política de transações com partes relacionadas, a política de divulgação de informações relevantes, a política de distribuição de dividendos, a política de governança corporativa, a política de integridade, a política de gestão de pessoas e suas alterações.	Novo inciso. Conforme Art. 8, incisos III, IV, V e VII; e Art. 18, inciso I, da Lei Federal nº 13.303/2016
	XX - Estabelecer política de porta-vozes visando a eliminar risco de contradição entre informações de diversas áreas e as dos executivos da Companhia.	Novo inciso. Conforme Art. 18, inciso III, da Lei Federal nº 13.303/2016
	XXI – Aprovar e subscrever Carta Anual de Políticas Públicas divulgando-a ao público juntamente com a Carta Anual de Governança Corporativa, na forma da lei.	Novo inciso. Conforme Art. 8, inciso I, da Lei Federal nº 13.303/2016
	XXII – Discutir, aprovar e monitorar decisões envolvendo práticas de governança corporativa, relacionamento com partes interessadas, política de gestão de pessoas e código de conduta dos agentes.	Novo inciso. Conforme Art. 18, inciso I, da Lei Federal nº 13.303/2016

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ESTATUTO SOCIAL COPEL HOLDING

QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Artigo proposto**	**Justificativa**
	XXIII – Implementar e supervisionar os sistemas de gestão de riscos e de controle interno estabelecidos para a prevenção e mitigação dos principais riscos a que está exposta a Companhia, inclusive os riscos relacionados à integridade das informações contábeis e financeiras e os relacionados à ocorrência de corrupção e fraude.	Novo inciso. Conforme Art. 18, inciso II, da Lei Federal nº 13.303/2016
	XXIV – Avaliar anualmente o desempenho de cada membro do Conselho de Administração, da Diretoria, do Diretor Presidente, do Conselho de Administração e da Diretoria como Órgãos Colegiados, dos membros de comitês estatutários e dos comitês estatutários como órgãos colegiados, podendo contar com apoio metodológico e procedimental do Comitê de Indicação e Avaliação.	Novo inciso. Conforme Art. 18, inciso IV, da Lei Federal nº 13.303/2016
	XXV – Aprovar e fiscalizar o cumprimento das metas e resultados específicos a serem alcançados pelos membros da Diretoria;	Novo inciso. Conforme Art. 23, da Lei Federal nº 13.303/2016
	XXVI – Promover, anualmente, análise de atendimento das metas e resultados na execução do plano de negócios e da estratégia de longo prazo, devendo publicar suas conclusões e informá-las à Assembleia Legislativa e ao Tribunal de Contas do Estado, exceto as informações de natureza estratégica cuja divulgação possa ser comprovadamente prejudicial ao interesse da Companhia;	Novo inciso. Conforme Art. 23, §2º, da Lei Federal nº 13.303/2016
Parágrafo Único. Serão arquivadas no Registro do Comércio e publicadas as atas das reuniões do Conselho de Administração que contiverem deliberações destinadas a produzir efeitos perante terceiros.	Sem alteração	-
Art. 16 Compete ao Presidente do Conselho de Administração conceder licença a seus membros, presidir as reuniões, dirigir os trabalhos e proferir, além do voto pessoal, o de qualidade. As licenças do Presidente serão concedidas pelo Conselho.	Sem alteração	-
SEÇÃO III - DA DIRETORIA	Sem alteração	-

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Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Artigo proposto**	**Justificativa**
Art. 17 A Companhia terá uma Diretoria composta de 06 (seis) Diretores com funções executivas, todos residentes no País, brasileiros ou maioria de brasileiros, eleitos e destituíveis pelo Conselho de Administração, com mandato de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, sendo: 01 (um) Diretor Presidente; 01 (um) Diretor de Gestão Empresarial; 01 (um) Diretor de Finanças e de Relações com Investidores; 01 (um) Diretor Jurídico e de Relações Institucionais; 01 (um) Diretor de Desenvolvimento de Negócios; e 01 (um) Diretor de Governança, Risco e Compliance. A Companhia poderá ter, ainda, 01 (um) Diretor Adjunto.	**Art. 17** A Companhia terá uma Diretoria composta **por** 06 (seis) Diretores com funções executivas, todos residentes no País, brasileiros ou maioria de brasileiros, eleitos e destituíveis pelo Conselho de Administração, com mandato de 02 (dois) anos, permitidas, no máximo, 03 (três) reconduções consecutivas, sendo: 01 (um) Diretor Presidente; 01 (um) Diretor de Gestão Empresarial; 01 (um) Diretor de Finanças e de Relações com Investidores; 01 (um) Diretor Jurídico e de Relações Institucionais; 01 (um) Diretor de Desenvolvimento de Negócios; e 01 (um) Diretor de Governança, Risco e Compliance. A Companhia poderá ter, ainda, 01 (um) Diretor Adjunto.	Ajuste no texto
Parágrafo Único. As atribuições individuais de cada diretor serão fixadas no Regimento Interno da Diretoria, aprovado pelo Conselho de Administração.	**§ 1º** As atribuições individuais de cada diretor serão fixadas no Regimento Interno da Diretoria, aprovado pelo Conselho de Administração.	Ajuste de parágrafo
	§ 2º A Companhia terá uma área liderada por diretor estatutário, de acordo com o Art. 9º, §2º da Lei 13.303/2016, com atribuições relativas ao gerenciamento de riscos corporativos e de controles internos, compliance, integridade, código de conduta e programa de integridade, conforme detalhado em Regimento Interno da Diretoria.	Novo parágrafo. Conforme Art. 9, §2º, da Lei Federal nº 13.303/2016
	§ 3º O diretor responsável pela área de compliance poderá se reportar diretamente ao Conselho de Administração em situações em que se suspeite do envolvimento do Diretor Presidente em irregularidades ou quando este se furtar à obrigação de adotar medidas necessárias em relação à situação a ele relatada.	Novo parágrafo. Conforme Art. 9, 42º, da Lei Federal nº 13.303/2016
	§ 4º Para o exercício de suas atribuições, a área terá assegurada a sua atuação independente e o acesso a todas	Novo parágrafo. Conforme Art. 9, §2º, da Lei Federal

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Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	Artigo proposto	Justificativa
	as informações e documentos necessários.	nº 13.303/2016
Art. 18 Nos casos de impedimento temporário ou licença de qualquer membro da Diretoria, o Diretor Presidente poderá designar, para substituí-lo, outro Diretor.	Sem alteração	-
Art. 19 Em caso de falecimento, renúncia ou impedimento definitivo de qualquer membro da Diretoria, caberá ao Conselho de Administração, dentro de 30 (trinta) dias da ocorrência da vaga, eleger o substituto, que completará o mandato do substituído. Até que se realize a eleição, poderá a Diretoria designar um substituto provisório. A eleição, contudo, poderá ser dispensada, se a vaga ocorrer no ano em que deva terminar o mandato da Diretoria então em exercício.	Sem alteração	-
Art. 20 São atribuições e deveres da Diretoria:	Sem alteração	-
I. gerir todos os negócios da Companhia, a fim de se buscar o desenvolvimento com sustentabilidade, para o que ficará investida de todos os poderes que a legislação e este Estatuto Social lhe conferem, considerando-se a Companhia obrigada pela assinatura conjunta de 02 (dois) Diretores, sendo um deles o Presidente;	Sem alteração	-
II. organizar o regulamento dos serviços internos da Companhia;	Sem alteração	-
III. determinar a orientação dos trabalhos e negócios da Companhia, ouvindo o Conselho de Administração, quando couber;	Sem alteração	-
IV. decidir sobre a criação e extinção de cargo ou função, fixar remunerações e organizar o Regulamento do Pessoal da Companhia;	Sem alteração	-

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Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Artigo proposto**	**Justificativa**
V. distribuir e aplicar o lucro apurado na forma estabelecida neste Estatuto Social;	Sem alteração	-
VI. cumprir o Estatuto Social da Companhia e as deliberações da Assembleia Geral e do Conselho de Administração;	Sem alteração	-
VII. resolver os casos extraordinários, inclusive questões de conflitos de interesses entre Diretorias;	Sem alteração	-
VIII. resolver todos os negócios da Companhia que não forem da competência privativa da Assembleia Geral ou do Conselho de Administração;	Sem alteração	-
IX. recomendar ao Conselho de Administração a aquisição de bens imóveis, assim como a alienação, cessão em comodato ou oneração de quaisquer bens pertencentes ao patrimônio da Companhia e a prestação de garantias, quando tais operações forem de valor superior a 2% (dois por cento) do patrimônio líquido e deliberar quando forem de valor inferior a esse limite, além de encaminhar relatório a todos os membros do Conselho de Administração e do Conselho Fiscal sempre que o valor acumulado dessas operações atingir 5% (cinco por cento);	Sem alteração	-
X. fazer-se presente, através de seu Presidente ou Diretor por ele designado, à Assembleia Geral Ordinária;	Sem alteração	-
XI. conceder licença a seus membros;	Sem alteração	-
XII. negociar e firmar instrumentos de gestão com as sociedades referidas no §5º deste artigo;	Sem alteração	-
XIII. indicar os diretores e os membros dos conselhos de administração e dos conselhos fiscais das sociedades previstas no §5º deste artigo, e em todas aquelas em que a Companhia ou suas Subsidiárias Integrais tenham ou venham a ter participação societária;	Sem alteração	-

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QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Artigo proposto**	**Justificativa**
XIV. deliberar sobre a participação da Companhia em novos empreendimentos, participações em leilões e exploração de quaisquer fontes de energia e submetê-las ao Conselho de Administração, quando for o caso, conforme competência estabelecida no inciso XI do artigo 15 deste Estatuto Social; e	Sem alteração	-
XV. promover a adoção de medidas que visem integração e sinergia entre as diversas áreas da Companhia e de suas Subsidiárias Integrais.	Sem alteração	-
	XVI – Apresentar até a última reunião ordinária do Conselho de Administração do ano anterior, a quem compete sua aprovação: a) Plano de negócios para o exercício anual seguinte; e b) Estratégia de longo prazo atualizada com análise de riscos e oportunidades para, no mínimo, os próximos 05 (cinco) anos.	Novo inciso. Conforme Art. 23, §1º, da Lei Federal nº 13.303/2016
§1º Poderá qualquer dos Diretores representar individualmente a Companhia, na celebração de convênios e em operações de comodato, locação e aquisição de bens e serviços, observadas normas internas aprovadas pela Diretoria, facultando-se-lhes, para tanto, constituir mandatários dentre empregados da Companhia.	Sem alteração	-
§2º A Companhia poderá constituir procuradores com poderes especiais e expressos para atos e operações especificados, e bem assim procuradores com poderes "ad negotia" para assinar quaisquer documentos de responsabilidade da Companhia, especificada no instrumento a duração do mandato.	Sem alteração	-
§3º Sem prejuízo do disposto no art. 21, inciso III, deste Estatuto Social, a representação da Companhia em juízo, em depoimento pessoal, poderá também ser	Sem alteração	-

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ESTATUTO SOCIAL COPEL HOLDING

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Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Artigo proposto**	**Justificativa**
exercida por advogado ou por outro empregado designado pelo Diretor Presidente.		
§4º As deliberações da Diretoria serão tomadas por maioria de votos dos Diretores com funções executivas. Se, porém, da deliberação tomada divergir o Diretor Presidente, poderá este, sustando os efeitos daquela, apelar, em 05 (cinco) dias, para o Conselho de Administração.	Sem alteração	-
§5º As atividades relativas à geração de produtos e serviços, inerentes ao objeto social da Companhia e de competência da Diretoria, serão executadas por sociedades nas quais a Companhia participe, que terão as seguintes atribuições:	Sem alteração	-
a) planejar, organizar, coordenar, comandar e controlar o negócio da Companhia sob sua responsabilidade;	Sem alteração	-
b) obter os resultados técnicos, mercadológicos e de rentabilidade acordados com a Diretoria por intermédio dos instrumentos de gestão; e	Sem alteração	-
c) atender às diretrizes da Companhia, especialmente as administrativas, técnicas, financeiras e contábeis, bem como às condições definidas nos respectivos instrumentos de gestão.	Sem alteração	-
§6º O Conselho de Administração das Subsidiárias Integrais será composto por 03 (três) membros, contendo, no mínimo, o Diretor Presidente da respectiva Subsidiária Integral e 01 (um) Diretor da Companhia.	Sem alteração	-
§7º Os Diretores exercerão seus cargos na Companhia, sendo permitido o exercício concomitante e não remunerado em cargos de Conselho de Administração das subsidiárias integrais.	Sem alteração	-

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Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Artigo proposto**	**Justificativa**
Art. 21 Compete ao **Diretor Presidente:**	Sem alteração	-
I. dirigir e coordenar os trabalhos da Diretoria;	Sem alteração	-
II. superintender e dirigir os negócios da Companhia;	Sem alteração	-
III. representar a Companhia, ativa e passivamente, em Juízo ou fora dele, podendo constituir para este fim, procurador com poderes especiais, inclusive com poderes para receber citações iniciais e notificações, observado o disposto neste estatuto;	Sem alteração	-
IV. representar a Companhia de modo geral, em suas relações com terceiros, em Assembleias Gerais de acionistas das sociedades controladas e/ou coligadas, podendo para tal indicar um Diretor ou constituir um procurador, bem como designar e autorizar prepostos;	Sem alteração	-
V. convocar e presidir as reuniões da Diretoria;	Sem alteração	-
VI. zelar para o atingimento das metas da Companhia, estabelecidas de acordo com as orientações gerais da Assembleia Geral e do Conselho de Administração;	Sem alteração	-
VII. assinar os documentos de responsabilidade da Companhia, observado o disposto neste estatuto;	Sem alteração	-
VIII. apresentar à Assembleia Geral Ordinária o relatório anual dos negócios da Companhia, ouvido o Conselho de Administração;	Sem alteração	-
SEÇÃO IV - DAS NORMAS COMUNS AOS MEMBROS DO CONSELHO DE ADMINISTRAÇÃO E AOS MEMBROS DA DIRETORIA	Sem alteração	-
Art. 22 Os administradores apresentarão, no início e no fim da gestão, declaração de bens na forma da Lei.	Sem alteração	-
Art. 23 A remuneração dos Administradores será fixada	Sem alteração	-

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QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Artigo proposto**	**Justificativa**
anualmente pela Assembleia Geral Ordinária, podendo ser alterada por decisão da Assembleia Geral Extraordinária.		
Art. 24 Os cargos de Presidente do Conselho de Administração e de Diretor Presidente não poderão ser acumulados pela mesma pessoa.	Sem alteração	-
Art. 25 Os membros do Conselho de Administração e da Diretoria serão investidos em seus respectivos cargos mediante assinatura de "Termo de Posse", em livro próprio, e de "Termo de Anuência dos Administradores" a que se refere o "Regulamento do Nível 1" da BM&FBOVESPA.	Sem alteração	-
SEÇÃO V - DO COMITÊ DE AUDITORIA ESTATUTÁRIO	Sem alteração	-
Art. 26 O Comitê de Auditoria Estatutário é o órgão independente, de caráter consultivo e permanente, de assessoramento ao Conselho de Administração.	Sem alteração	-
Art. 27 O Comitê de Auditoria Estatutário também exercerá suas atribuições e responsabilidades junto às sociedades controladas pela Companhia e suas subsidiárias, que adotarem o regime de Comitê de Auditoria Estatutário único.	Sem alteração	-
Art. 28 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação vigente e serão detalhadas por Regimento Interno específico.	Sem alteração	-
§ 1º Os membros do Comitê de Auditoria Estatutário, em sua primeira reunião, elegerão o seu Presidente, ao qual caberá dar cumprimento às deliberações do órgão, com registro no livro de atas.	Sem alteração	-
§ 2º O Comitê de Auditoria Estatutário será composto por 3 (três) ou 5 (cinco) membros e se reunirá no mínimo bimestralmente ou quando necessário, de modo que as informações contábeis sejam sempre apreciadas antes de sua divulgação.	**§ 2º** O Comitê de Auditoria Estatutário será composto por **5 (cinco)** membros e se reunirá no mínimo bimestralmente ou quando necessário, de modo que as informações contábeis sejam sempre apreciadas antes de sua divulgação.	Ajuste no texto. Decisão na **168ªRECAD 25.04.2018** por 5 membros

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Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Artigo proposto**	**Justificativa**
§ 3º Pelo menos um dos membros do Comitê de Auditoria Estatutário deve ter obrigatoriamente experiência profissional reconhecida em assuntos de contabilidade societária.	Sem alteração	-
Art. 29 É conferido ao Comitê de Auditoria Estatutário autonomia operacional e dotação orçamentária, anual ou por projeto, dentro de limites aprovados pelo Conselho de Administração, para conduzir ou determinar a realização de consultas, avaliações e investigações dentro do escopo de suas atividades, inclusive com a contratação e utilização de especialistas externos independentes.	Sem alteração	-
CAPÍTULO IV - DO CONSELHO FISCAL	Sem alteração	-
Art. 30 A Companhia terá um Conselho Fiscal composto de 05 (cinco) membros efetivos e 05 (cinco) suplentes, acionistas ou não, eleitos anualmente pela Assembleia Geral.	**Art. 30** A Companhia terá um Conselho Fiscal composto **por** 05 (cinco) membros efetivos e 05 (cinco) suplentes, acionistas ou não, eleitos anualmente pela Assembleia Geral.	Ajuste no texto
Art. 31 O Conselho Fiscal funcionará permanentemente e se reunirá quando convocado por seu Presidente.	Sem alteração	-
Parágrafo Único. O Presidente do Conselho Fiscal será eleito por seus pares.	Sem alteração	-
Art. 32 Os membros do Conselho Fiscal perceberão a remuneração fixada pela Assembleia que os eleger, observado o mínimo legal.	Sem alteração	-
Art. 33 O Conselho Fiscal funcionará com as atribuições e competências, deveres e responsabilidades estabelecidos em Lei.	Sem alteração	-
CAPÍTULO V - DA ASSEMBLEIA GERAL	Sem alteração	-
Art. 34 A Assembleia Geral constituir-se-á pelos acionistas regulamente convocados e formando	Sem alteração	-

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Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Artigo proposto**	**Justificativa**
número legal, os quais assinarão Livro de Presença, observadas as demais disposições legais.		
Art. 35 A Assembleia Geral reunir-se-á ordinariamente dentro dos 04 (quatro) primeiros meses de cada ano, em dia, lugar e hora previamente marcados, nos termos da Lei, e extraordinariamente, quando convocada.	Sem alteração	-
Parágrafo Único. A Assembleia Geral será instalada pelo Presidente do Conselho de Administração ou, na sua ausência e impedimento, por outro Conselheiro, e dirigida pelo Diretor Presidente ou por um acionista escolhido, na ocasião, pelos acionistas presentes. Para compor a mesa diretora dos trabalhos, o Presidente da Assembleia convidará, dentre os presentes, um ou dois acionistas para servirem como Secretários.	Sem alteração	-
Art. 36 Os acionistas poderão fazer-se representar por procuradores que preencham os requisitos legais.	Sem alteração	-
Art. 37 A convocação será feita com observância da antecedência mínima de 30 (trinta) dias da data da realização da Assembleia Geral e, à falta de quórum de instalação, far-se-á segunda convocação com antecedência mínima de 08 (oito) dias, anunciadas as convocações pela imprensa, e os documentos relativos à respectiva pauta serão disponibilizados aos Acionistas na mesma data da convocação.	Sem alteração	-
Art. 38 O quórum de instalação de Assembleias Gerais, bem como o das deliberações, serão aqueles determinados na legislação vigente.	Sem alteração	-
SEÇÃO I - DO COMITÊ DE INDICAÇÃO E AVALIAÇÃO	Sem alteração	-
Art. 39 O Comitê de Indicação e Avaliação é órgão auxiliar dos acionistas que verificará a conformidade do processo de indicação e de avaliação dos	Sem alteração	-

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Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Artigo proposto**	**Justificativa**
administradores, conselheiros fiscais e membros dos comitês estatutários.		
Art. 40 As atribuições, o funcionamento, os procedimentos e a forma de composição deverão observar a legislação e regulamentação vigentes e serão detalhadas por Regimento Interno específico.	Sem alteração	-
Parágrafo Único O Comitê de Indicação e Avaliação decidirá por maioria de votos, com registro em ata, na forma do Regimento Interno.	Sem alteração	-
CAPÍTULO VI - DO EXERCÍCIO SOCIAL	Sem alteração	-
Art. 41 Em 31 de dezembro de cada ano, a Companhia encerrará o seu exercício social, ocasião em que serão levantados o Balanço Geral e demais demonstrações financeiras exigidas em Lei, observando-se, quanto aos resultados, as seguintes regras:	Sem alteração	-
I do resultado do exercício serão deduzidos, antes de qualquer participação, os prejuízos acumulados e a provisão para o imposto de renda;	Sem alteração	-
II do lucro do exercício, 5% (cinco por cento) serão aplicados na constituição da Reserva Legal, que não excederá 20% (vinte por cento) do capital social;	Sem alteração	-
III a Companhia poderá registrar como reserva os juros sobre investimentos, realizados mediante a utilização de capital próprio, nas obras em andamento; e	Sem alteração	-
IV outras reservas poderão ser constituídas pela Companhia, na forma e limites legais.	Sem alteração	-
§1º Os acionistas têm direito de receber como dividendo obrigatório, em cada exercício, no mínimo 25% (vinte e cinco por cento) do lucro líquido, ajustado de acordo com o art. 202 e seus parágrafos da Lei nº	Sem alteração	-

Estatuto Social Copel Holding – Quadro comparativo de alterações - 29/5/2018 – pág. 20/22

ESTATUTO SOCIAL COPEL HOLDING

QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Artigo proposto**	**Justificativa**
6.404/76, calculado conforme estabelecido no art. 6º e seus parágrafos deste Estatuto Social.		
§2º O dividendo não será obrigatório no exercício social em que a Administração informar à Assembleia Geral Ordinária, com parecer do Conselho Fiscal, ser ele incompatível com a situação financeira da Companhia.	Sem alteração	-
§3º Os lucros que deixarem de ser distribuídos nos termos do §2º serão registrados como reserva especial e, se não absorvidos por prejuízos em exercícios subsequentes, deverão ser distribuídos tão logo o permita a situação financeira da Companhia.	Sem alteração	-
§4º Na forma da lei, serão submetidos ao Tribunal de Contas do Estado, até o dia 30 de abril de cada ano, os documentos da administração relativos ao exercício social imediatamente anterior.	Sem alteração	-
Art. 42 A Companhia poderá levantar balanços semestrais e a Administração poderá antecipar a distribuição de dividendos intermediários, "*ad referendum*" da Assembleia Geral.	Sem alteração	-
CAPÍTULO VII - DISPOSIÇÕES GERAIS E TRANSITÓRIAS	Sem alteração	-
Art. 43 A dissolução e a liquidação da Companhia far-se-ão de acordo com o que dispuser a Assembleia Geral, obedecidas as prescrições legais a respeito.	Sem alteração	-
Art. 44 Na hipótese de retirada de acionistas ou de fechamento de capital, o montante a ser pago pela Companhia a título de reembolso pelas ações detidas pelos acionistas que tenham exercido direito de retirada, nos casos autorizados por lei, deverá corresponder ao valor econômico de tais ações, a ser	Sem alteração	-

Estatuto Social Copel Holding – Quadro comparativo de alterações - 29/5/2018 – pág. 21/22

ESTATUTO SOCIAL COPEL HOLDING

QUADRO COMPARATIVO - ADEQUAÇÃO À LEI 13.303/2016

Artigo atual Última alteração na 195ª AGE, de 07.06.2017.	**Artigo proposto**	**Justificativa**
apurado de acordo com o procedimento de avaliação aceito pela Lei nº 6.404/76, sempre que tal valor for inferior ao valor patrimonial.		
Art. 45 A regra referente ao prazo de mandato dos membros da Diretoria previsto neste Estatuto será aplicada a partir do mandato iniciado após a publicação da Lei nº 13.303/2016, por força da adaptação preconizada em seu art. 91.	Sem alteração	-

Estatuto Social Copel Holding – Quadro comparativo de alterações - 29/5/2018 – pág. 22/22

COPEL
Companhia Paranaense de Energia
PARANÁ

Anexo II

COPEL
COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência."

Valores em R$ mil, exceto quando indicado.

12.5. Em relação a cada um dos administradores e membros do conselho fiscal do emissor, indicar, em forma de tabela:

a. Nome	b. Data de nascimento	c. Profissão	d. CPF ou nº passaporte	e. Cargo eletivo ocupado
Jonel Nazareno Iurk	09.04.1955	Engenheiro Civil	221.896.299-34	Diretor Presidente
f. Data de eleição	**g. Data da posse**	**h. Prazo do mandato**	**i. outros cargos ou funções exercidos no emissor**	**j. Se foi eleito pelo controlador ou não**
12.04.2018	16.04.2018	jan 2018 a dez 2019	Membro do Conselho de Administração da Copel (Holding)	Sim
k. se é membro independente e, caso positivo, qual foi o critério utilizado pelo emissor para determinar a independência				
Sim, nos termos da regra 10A-3 do Securities Exchange Act				
l. Número de mandatos consecutivos		**Observação:**		
0 (zero)				
m. informações sobre:				
i. principais experiências profissionais durante os últimos 5 anos, indicando: nome e setor de atividade da empresa, cargo e se a empresa integra (i) o grupo econômico do emissor ou (ii) é controlada por acionista do emissor que detenha participação, direta ou indireta, igual ou superior a 5% de uma mesma classe ou espécie de valor mobiliário do emissor		Diretor Presidente da Companhia Paranaense de Gás - Compagas (2017-2018); Diretor de Desenvolvimento de Negócios da Companhia Paranaense de Energia - Copel (2013-2017); Presidente dos Conselhos de Administração da Copel Telecomunicações S.A. e da Copel Renováveis S.A. e membro dos Conselhos de Administração da Copel Geração e Transmissão S.A. e da Copel Renováveis S.A. (2015-2017); Diretor de Meio Ambiente e Cidadania Empresarial da Companhia Paranaense de Energia - Copel (2012-2013);		
ii. indicação de todos os cargos de administração que ocupe em outras sociedades ou organizações do terceiro setor		Secretário de Estado do Meio Ambiente e Recursos Hídricos do Paraná (2011-2013); Diretor Técnico da empresa ECOBR - Engenharia e Consultoria Ambiental (2002-2010); Superintendente do Instituto Brasileiro do Meio Ambiente e dos Recursos Naturais Renováveis - Ibama no Paraná (1995-1999); Coordenador de Saneamento Ambiental na Coordenação da Região Metropolitana de Curitiba - Comec (1994); e Engenheiro de Desenvolvimento Operacional e Coordenador do Saneamento Rural e de Estudos Ambientais na Companhia de Saneamento do Paraná - Sanepar (1992 2002)		
n. descrição de qualquer dos seguintes eventos que tenham ocorrido durante os últimos 5 anos				
i. qualquer condenação criminal				Não há qualquer condenação
ii. qualquer condenação em processo administrativo da CVM e as penas aplicadas				Não há qualquer condenação
iii. qualquer condenação transitada em julgado, na esfera judicial ou administrativa, que o tenha suspendido ou inabilitado para a prática de uma atividade profissional ou comercial qualquer				Não há qualquer condenação

COPEL
COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência."

Valores em R$ mil, exceto quando indicado.

12.6. Em relação a cada uma das pessoas que atuaram como membro do conselho de administração ou do conselho fiscal no último exercício, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

Não existem membros indicados nesta Assembleia com participação no último exercício.

12.7. Fornecer as informações mencionadas no item 12.5 em relação aos membros dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários

Não existem membros indicados nesta Assembleia com participação nestes comitês.

12.8. Em relação a cada uma das pessoas que atuaram como membro dos comitês estatutários, bem como dos comitês de auditoria, de risco, financeiro e de remuneração, ainda que tais comitês ou estruturas não sejam estatutários, informar, em formato de tabela, o percentual de participação nas reuniões realizadas pelo respectivo órgão no mesmo período, que tenham ocorrido após a posse no cargo

Não existem membros indicados nesta Assembleia que atuaram como membros nestes comitês no mandato de 2017-2018.

12.9. Informar a existência de relação conjugal, união estável ou parentesco até o segundo grau entre:

a) administradores do emissor
b) (i) administradores do emissor e (ii) administradores de controladas, diretas ou indiretas, do emissor
c) (i) administradores do emissor ou de suas controladas, diretas ou indiretas e (ii) controladores diretos ou indiretos do emissor
d) (i) administradores do emissor e (ii) administradores das sociedades controladoras diretas e indiretas do emissor

Nenhum dos ora indicados para compor o Conselho de Administração, possui relação conjugal, união estável ou parentesco até o segundo grau entre: administradores do emissor; administradores do emissor e administradores de controladas, diretas ou indiretas, do emissor; administradores do emissor ou de suas controladas, diretas ou indiretas e controladores diretos ou indiretos do emissor; administradores do emissor e administradores das sociedades controladoras diretas e indiretas do emissor.

COPEL
COMPANHIA PARANAENSE DE ENERGIA
CNPJ: 76.483.817/0001-20
Código CVM: 1431-1

Apresentação em cumprimento a INSTRUÇÃO CVM Nº 481, DE 17 DE DEZEMBRO DE 2009

"Art. 9º...III – comentário dos administradores sobre a situação financeira da companhia, nos termos do item 10 do formulário de referência;"
"Art. 10 Sempre que a assembleia geral for convocada para eleger administradores ou membros do conselho fiscal, a companhia deve fornecer, no mínimo, as informações indicadas nos itens 12.5 a 12.10 do formulário de referência,..."
"Art. 12. Sempre que a assembleia geral dos acionistas for convocada para fixar a remuneração dos administradores, a companhia deve fornecer, no mínimo, os seguintes documentos e informações:
I – a proposta de remuneração dos administradores; e
II – as informações indicadas no item 13 do formulário de referência."

Valores em R$ mil, exceto quando indicado.

12.10. Informar sobre relações de subordinação, prestação de serviço ou controle mantidas, nos 3 últimos exercícios sociais, entre administradores do emissor e:

e) sociedade controlada, direta ou indiretamente, pelo emissor, com exceção daquelas em que o emissor detenha, direta ou indiretamente, a totalidade do capital social
f) controlador direto ou indireto do emissor
g) caso seja relevante, fornecedor, cliente, devedor ou credor do emissor, de sua controlada ou controladoras ou controladas de alguma dessas pessoas

Nos últimos três exercícios nenhum dos ora indicados para compor o Conselho de Administração, apresentou relação de subordinação, prestação de serviço ou controle mantidas, entre administradores do emissor e: sociedade controlada, direta ou indiretamente, pelo emissor; controlador direto ou indireto do emissor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date May 30, 2018

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Jonel Nazareno Iurk
Jonel Nazareno Iurk Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.